POLYMET MINING CORP.
NOTICE OF
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JULY 10, 2012

Dear Shareholder:

             NOTICE IS HEREBY GIVEN that the 2012 Annual General and Special Meeting, (the “Meeting”), of shareholders of PolyMet Mining Corp. (“PolyMet”) will be held on Tuesday, July 10, 2012 at 10:00 a.m. (Vancouver Time), at The Port of Vancouver Room, Renaissance Vancouver Hotel, 1133 West Hastings Street, Vancouver, British Columbia, for the following purposes:

  to receive our 2012 Annual Report, including our audited consolidated financial statements for the fiscal year ended January 31, 2012 and the report of our auditor on those financial statements;

  to fix the number of our directors at eight;

  to elect eight directors to hold office until the close of our next annual meeting of shareholders;

  to appoint PricewaterhouseCoopers LLP as our auditor to hold office until the close of our next annual meeting of shareholders and to authorize our board of directors to fix the remuneration to be paid to our auditor;

  to consider, and if thought fit, approve a resolution amending and restating PolyMet’s 2007 Omnibus Share Compensation Plan (the “Omnibus Plan”) to: (a) amend the number of common shares reserved for issuance; (b) increase the maximum term of expiry from seven (7) years to ten (10) years in respect of which stock options may be granted; and (c) clarify the definition of “Market Price”;

  to consider, and if thought fit, re-approve the Omnibus Plan and all unallocated options or awards entitled to be granted thereunder, as more particularly described in the accompanying Management Proxy Circular;

  to consider, and if thought fit, approve a resolution authorizing the extension of the expiry date of all stock options outstanding as at July 10, 2012 to ten (10) years from the original date of grant;

  to consider and, if thought fit, approve a resolution that will authorize the alteration of PolyMet's Notice of Articles and Articles to amend and increase the authorized share structure of PolyMet to authorize an unlimited number of Preferred Shares without par value, having such rights and restrictions as shall be set out in PolyMet’s Articles, and to transact such further and other business as may properly come before the Meeting or any adjournment or postponement thereof.

             Further information regarding the matters to be considered at the Meeting is set out in the accompanying Management Proxy Circular.

             Our board of directors has fixed the close of business on June 1, 2012 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting. Only our registered shareholders as of the close of business on June 1, 2012 will be entitled to vote, in person or by proxy, at the Meeting.

             Whether or not you plan to attend the Meeting, we urge you to, as promptly as possible, complete and return the enclosed paper form of proxy, or vote by proxy over the Internet, as instructed in the accompanying Management Proxy Circular. To be effective, your form of proxy must be received by our registrar and transfer agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, no later than Friday, July 6, 2012, at 10:00 a.m. (Vancouver Time) or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting is adjourned or postponed. Proxies received by Computershare Investor Services Inc. after this time will not be accepted; however, the Chair of the Meeting may determine, in the Chair’s sole discretion, to accept a proxy that is delivered in person to the Chair at the Meeting as to any matter in respect of which a vote has not already been cast.

             If you are a beneficial shareholder and hold your common shares through an intermediary, such as a brokerage firm, bank, clearing agency, securities dealer or other similar organization, you should follow the voting procedures provided by: (a) our registrar and transfer agent, Computershare Investor Services Inc., if you have given permission to your intermediary to disclose your share ownership information to us; or (b) your intermediary, if you have objected to your intermediary’s disclosure of such information.

By Order of the Board of Directors

signed “Joseph M. Scipioni”

Joseph M. Scipioni
President & Chief Executive Officer
& Chief Operating Officer

Vancouver, British Columbia
June 7, 2012

POLYMET MINING CORP.
MANAGEMENT PROXY CIRCULAR FOR THE
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JULY 10, 2012

             Unless the context otherwise requires, in this Management Proxy Circular all references to “PolyMet”, “we”, “our” and “us” refer to PolyMet Mining Corp. and its subsidiaries. Unless otherwise stated, information in this Management Proxy Circular is given as at June 1, 2012.

INFORMATION ABOUT THIS MANAGEMENT PROXY CIRCULAR AND
THE 2012 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Why did I receive this Management Proxy Circular?

             We have sent this Notice of Annual General and Special Meeting and Management Proxy Circular, together with the enclosed paper form of proxy (the “Form of Proxy”), because our board of directors is soliciting your proxy to vote at our 2012 Annual General and Special Meeting (the “Meeting”) of shareholders. This Management Proxy Circular contains information about the matters to be voted on at the Meeting and important information about us. As many of our shareholders are expected to be unable to attend the Meeting in person, proxies are solicited by mail to give each shareholder an opportunity to vote on all matters that will properly come before the Meeting. References in this Management Proxy Circular to the Meeting include any adjournments or postponements of the Meeting.

             We intend to mail this Management Proxy Circular and accompanying paper Form of Proxy on or about June 18, 2012 to all of our shareholders entitled to vote at the Meeting.

What is the date, time and place of the Meeting?

             The Meeting will be held in The Port of Vancouver Room, Renaissance Vancouver Hotel, 1133 West Hastings Street, Vancouver, British Columbia, on Wednesday, July 10, 2012, at 10:00 a.m. (Vancouver Time).

Who can vote at the Meeting?

             Only registered shareholders as at the close of business on June 1, 2012 will be entitled to vote at the Meeting. As at June 1, 2012, there are 177,732,026 common shares without par value of PolyMet (“Common Shares”) issued and outstanding. Each person voting at the Meeting has one vote in a vote by show of hands. If a ballot is taken, each person voting at the Meeting will have one vote for each Common Share held.

Registered Shareholder: Common Shares Registered in Your Name

             If on June 1, 2012, your Common Shares were registered directly in your name with our registrar and transfer agent, Computershare Investor Services Inc., then you are a registered shareholder. As a registered shareholder, you may vote in person at the Meeting or vote by proxy. Whether or not you plan to attend the Meeting, we urge you to, as promptly as possible, complete and return the enclosed paper Form of Proxy, or vote by proxy over the Internet, as instructed below to ensure your vote is counted.

Beneficial Shareholder: Common Shares Registered in the Name of an Intermediary such as a Brokerage Firm, Bank, Dealer or other Similar Organization

             If on June 1, 2012, your Common Shares were held in an account with an intermediary, such as a brokerage firm, bank, dealer or other similar organization, then you are a beneficial shareholder and your Common Shares are held in “street name”. The intermediary holding your account, or a clearing agency (such as CDS Clearing and Depositary Services Inc. in Canada or Cede & Co. in the United States) of which the intermediary is a participant, is considered the registered shareholder for purposes of voting at the Meeting. As a beneficial shareholder, you have the right to direct the intermediary or clearing agency on how to vote the Common Shares registered in their name.

You are also invited to attend the Meeting; however, since you are not the registered shareholder, you will not be able to vote your Common Shares registered in the name of the intermediary or clearing agency unless you have been appointed as a proxyholder by the intermediary or clearing agency.

What am I voting on at the Meeting?

             At the Meeting, our shareholders will be asked to vote on the following resolutions:

  to fix the number of our directors at eight;

  to elect eight directors to hold office until the close of our next annual meeting of shareholders;

  to appoint PricewaterhouseCoopers LLP as our auditor to hold office until the close of our next annual meeting of shareholders and to authorize our board of directors to fix the remuneration to be paid to our auditor;

  to consider, and if thought fit, approve a resolution amending and restating PolyMet’s 2007 Omnibus Share Compensation Plan (the “Omnibus Plan”) to: (a) amend the number of Common Shares reserved for issuance; (b) increase the maximum term of expiry from seven (7) to ten (10) years in respect of which stock options may be granted, and (c) clarify the definition of “Market Price”;

  to consider, and if thought fit, re-approve the Omnibus Plan and all unallocated options or awards entitled to be granted thereunder, in accordance with TSX requirements;

  to consider, and if thought fit, approve a resolution authorizing the extension of the expiry date of all stock options outstanding as at July 10, 2012 to ten years from the original date of grant, and to consider and, if thought fit, approve a resolution that will authorize the alteration of PolyMet's Notice of Articles and Articles to amend and increase the authorized share structure of PolyMet to authorize an unlimited number of Preferred Shares without par value, having such rights and restrictions as shall be set out in PolyMet’s Articles.

How does the Board recommend that I vote?

             Our board of directors believe that the fixing of the number of our directors at eight, the election of our management’s eight nominees to our board of directors, the appointment of PricewaterhouseCoopers LLP as our auditor, extending the expiry date of all stock options outstanding and the creation of an unlimited number of Preferred Shares without par value are each in the best interests of PolyMet and our shareholders and, accordingly, recommends that each shareholder vote his or her shares “FOR” each of the named management nominees for election to our board of directors and “FOR” each of the other matters.

What vote is required in order to approve each proposal?

             Directors are elected by a plurality of votes cast by proxy or in person at the Meeting, which means that those nominees for election to our board of directors who receive the largest number of favourable votes will be elected our directors, up to the maximum number of directors established by our shareholders. Shareholders are not entitled to cumulative votes for the election of directors. Abstention from voting on the election of directors will have no impact on the outcome of this proposal since no vote will have been cast in favour of any nominee.

             A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the appointment of PricewaterhouseCoopers LLP as our auditor and independent registered public accounting firm.

             A simple majority of the votes of the disinterested shareholders (excluding the votes of Common Shares held by insiders who are eligible to participate in the Omnibus Plan) cast by proxy or in person at the Meeting is required to approve the resolution amending the Omnibus Plan.

             A simple majority of the votes of the disinterested shareholders (excluding the votes of Common Shares held by insiders who are eligible to participate in the Omnibus Plan) cast by proxy or in person at the Meeting is required to approve the resolution re-approving the Omnibus Plan and all unallocated options or awards entitled to be granted thereunder.

             A simple majority of the votes of the disinterested shareholders (the votes of securities held directly or indirectly by insiders benefiting directly or indirectly from the amendment will be excluded) cast by proxy or in person at the Meeting is required to approve the resolution authorizing the extension of the expiry date of all stock options outstanding as at July 10, 2012 to ten (10) years from the original date of grant.

             A special resolution, being two-thirds of the votes cast by proxy or in person at the Meeting, is required to approve the resolution authorizing the alteration of the authorized share structure to include an unlimited number of Preferred Shares without par value.

             Proxies returned by intermediaries as “non-votes” because the intermediary has not received instructions from the beneficial shareholder with respect to the voting of certain of our Common Shares or, under applicable stock exchange or other rules, the intermediary does not have the discretion to vote those Common Shares on one or more of the matters that come before the Meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Common Shares represented by such broker “non-votes” will, however, be counted in determining whether there is a quorum for the Meeting.

How do I vote?

Registered Shareholder: Common Shares Registered in Your Name

             If you are a registered shareholder you may vote by proxy or in person at the Meeting. Whether or not you plan to attend the Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the Meeting and vote in person if you have already voted by proxy.

  To vote in person at the Meeting, please come to the Meeting and we will give you an attendance card when you arrive.

  To vote using the enclosed paper Form of Proxy, please complete, sign, date and return your Form of Proxy in accordance with the instructions on the Form of Proxy.

  To vote by proxy over the Internet, go to www.computershare.com/proxy and follow the online voting instructions and refer to your holder account number and proxy access number provided on the enclosed paper Form of Proxy.

             Whether you are voting by paper or Internet proxy, your proxy must be received by our registrar and transfer agent, Computershare Investor Services Inc. of 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, facsimile: (416) 263-9394, no later than July 6, 2012 at 10:00 a.m. (Vancouver Time) or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting is adjourned or postponed. Proxies received by Computershare Investor Services Inc. after this time will not be accepted; however, the Chair of the Meeting may determine, in the Chair’s sole discretion, to accept a proxy that is delivered in person to the Chair at the Meeting as to any matter in respect of which a vote has not already been cast.

             If the instructions you give in your proxy are clear, and if the proxy is properly completed and delivered as described above and has not been revoked, the Common Shares represented by your proxy will be voted or withheld from voting on any poll that may be called for and, if you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted on any poll in accordance with your instructions.

             You have the right to appoint another person to attend and act on your behalf at the Meeting other than the persons named in the enclosed paper Form of Proxy. To exercise this right, please insert the name of your nominee in the blank space provided. A person appointed as a proxyholder need not be a shareholder.

Beneficial Shareholder: Common Shares Registered in the Name of an Intermediary such as a Brokerage Firm, Bank, Dealer or other Similar Organization

             We have two kinds of beneficial shareholders – those who have given permission to their intermediary to disclose their ownership information to us, otherwise referred to as “non-objecting beneficial owners”, and those who have objected to their intermediary’s disclosure of this information, otherwise referred to as “objecting beneficial owners”. As allowed under Canadian provincial securities laws, we have obtained a list of our non-objecting beneficial owners from intermediaries and have used that list to distribute proxy-related materials directly to non-objecting beneficial owners.

             If you are a non-objecting beneficial owner, then you will receive a voting instruction form from Computershare Investor Services Inc., our registrar and transfer agent. If you are an objecting beneficial owner, then you will receive a voting instruction form from your intermediary.

             The voting instruction form that you will receive is similar to the proxy that we provide to our registered shareholders. However, its purpose is limited to instructing your intermediary or clearing agency, as the registered shareholder, on how to vote on your behalf. No person will be admitted at the Meeting to vote by presenting a voting instruction form.

  To vote using the voting instruction form, simply complete and return the voting instruction form in accordance with its instructions.

  To vote in person at the Meeting, you must instruct Computershare Investor Services Inc. if you are a non-objecting beneficial owner, or your intermediary if you are an objecting beneficial owner, to appoint you as proxyholder.

             If you have any questions, contact Computershare Investor Services Inc. if you are a non-objecting beneficial owner, or your intermediary if you are an objecting beneficial owner.

How will proxies be exercised?

             The proxyholder will vote according to instructions in the proxy on any ballot, which may be called for and for which a choice has been specified. Unless otherwise indicated by you on the proxy, your Common Shares will be voted “FOR” the election of our management’s nominees for election to our board of directors and “FOR” each of the other motions proposed to be made at the Meeting as stated in the proxy.

             The proxy also confers upon the proxyholder discretionary authority to vote all Common Shares represented by the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and any other matter that properly comes before the Meeting. Our board of directors know of no such amendment, variation or other matter that is to be presented for action at the Meeting. However, if any other matters which are not now known to our board of directors should properly come before the Meeting, the proxies will be voted, or withheld, by the proxyholder in his or her discretion.

What is the quorum for the Meeting?

             A quorum of shareholders must be present at the commencement of the Meeting, either in person or by proxy. Under our bylaws, the quorum for the Meeting is two of our shareholders present in person or by proxy holding or representing at least 5% of our Common Shares. If a quorum is not present at the commencement of the Meeting or within a reasonable period of time thereafter, the shareholders present in person or by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business at the Meeting.

What does it mean if I receive more than one set of proxy materials?

             This means that you own Common Shares that are registered under different names. For example, you may own some Common Shares directly as a registered shareholder and other Common Shares as a beneficial shareholder through an intermediary, or you may own Common Shares through more than one such organization. In these situations, you will receive multiple sets of proxy materials. It is necessary for you to, as promptly as possible, complete and return all paper proxies, or vote by proxy over the Internet, and complete and return all voting instruction forms in order to vote all of the Common Shares you own. Each paper proxy you receive will come with its own return envelope. If you vote by mail, please make sure you return each paper proxy in the return envelope that accompanies that proxy.

Can I revoke my proxy?

             Yes, if you are a registered shareholder and have voted by paper or Internet proxy, you may revoke your proxy by delivering a duly executed proxy by paper or Internet with a later date or a form of revocation of proxy. Your proxy may be revoked by an instrument in writing signed by you or by your attorney duly authorized in writing and, if you are a corporation or association, the instrument in writing should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing, and deposited at our registered office at Farris, Vaughan, Wills & Murphy LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Attention: Mitchell Gropper, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof.

             Alternatively, you may revoke your proxy and vote in person, by delivering a form of revocation of proxy to the Chair of the Meeting at the Meeting, or any adjournments or postponements of the Meeting thereof, before the taking of a vote in respect of which the proxy is to be used. You may also revoke your proxy in any other manner permitted by law.

             If you are a non-objecting beneficial owner, you should contact Computershare Investor Services Inc. in order to obtain instructions regarding the procedures for revoking any voting instructions that you previously provided to Computershare Investor Services Inc. Similarly, if you are an objecting beneficial owner, you should contact the intermediary that holds your Common Shares in order to obtain instructions regarding the procedures for revoking any voting instructions that you previously provided to your intermediary.

Who pays the cost of the proxy solicitation?

             We will pay the cost of soliciting these proxies, including the printing, handling and mailing of the proxy materials. Copies of these materials will be given to brokerage firms, banks, dealers or other similar organizations that hold our Common Shares for our beneficial shareholders. We will reimburse these brokerage firms, banks, dealers or other similar organizations for their reasonable out of pocket expenses in forwarding proxy materials to our beneficial shareholders. In addition, proxies may be solicited by certain of our directors, executive officers and employees personally or by telephone, mail, facsimile or e-mail. No additional compensation will be paid to our directors, officers or other employees for soliciting proxies. We may, if determined advisable, retain at our cost an agency to solicit proxies for us in Canada and in the United States.

How can I make a shareholder proposal for PolyMet’s 2013 Annual Meeting?

             If you want to propose a matter for consideration at our 2013 Annual Meeting, then that proposal must be submitted to us at our registered office at Farris, Vaughan, Wills & Murphy LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Attention: Mitchell Gropper, 90 days before the anniversary date of the Notice of Meeting for the 2013 Annual Meeting. To be eligible to submit a proposal, a person:

•	must be, for at least the six month period immediately before the day on which the shareholder submits the proposal, the registered holder or the beneficial owner of the number of our Common Shares:

	-	that is equal to at least 1% of the total number of our outstanding Common Shares, as of the day on which the shareholder submits the proposal; or

	-	whose fair market value, as determined at the close of business on the day before the shareholder submits the proposal to us, is at least $2,000; or

•

must have the support of persons who, in the aggregate, and not-including the person that submits the proposal, have been, for at least the six month period immediately before the day on which the shareholder submits the proposal, the registered holders, or the beneficial owners of the number of our Common Shares:

	-	that is equal to at least 1% of the total number of our outstanding Common Shares, as of the day on which the shareholder submits the proposal; or

	-	whose fair market value, as determined at the close of business on the day before the shareholder submits the proposal to us, is at least $2,000.

•	For a proposal to be valid, it must, subject to the Business Corporations Act (British Columbia), contain:

•	the name and address of the person and of the person’s supporters, if applicable; and

•	the number of Common Shares held or owned by the person and the person’s supporters, if applicable, and the date the Common Shares were acquired.

What if I have any questions regarding the Meeting?

             If you have any questions regarding the Meeting, please contact our registrar and transfer agent, Computershare Investor Services Inc.:

  by phone:                 1-800-564-6253

  by e-mail:                 service@computershare.com

  by mail:                     9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1

How can I find out the results of the voting at the Meeting?

             Preliminary voting results will be announced at the Meeting. Final voting results will be filed with the Canadian provincial securities regulatory authorities and be available on the Internet at www.sedar.com and will also be furnished to the United States Securities and Exchange Commission published in a report on Form 6-K and be available on the Internet at www.sec.gov.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

             As of June 1, 2012, to the knowledge of the directors and executive officers, no one person beneficially owns, controls or directs, directly or indirectly, more than 10% of our issued and outstanding Common Shares, other than Glencore AG, which holds 23.63% of our outstanding Common Shares. Our directors and executive officers as a group beneficially own, control or direct, directly or indirectly, an aggregate of 5,612,400 or approximately 3.1% of our issued and outstanding Common Shares.

BUSINESS TO BE CONDUCTED AT THE MEETING

Fixing the Number of Directors

             Our articles provide that our board of directors is to consist of a minimum of three directors and a maximum number to be determined from time to time by ordinary resolution of our shareholders. Our board of directors currently consists of eight individuals. Our board of directors proposes to fix the number of our directors at eight.

             A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the proposal to fix the number of our directors at eight.

             The persons named in our management’s proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” fixing the number of our directors at eight.

Our Board of Directors recommend a vote “FOR” fixing the number of our directors at eight.

Election of Directors

Director Nominees for Election

             All of our current directors intend to stand for election to our board of directors. Our management has put forward the names of the directors as nominees, as outlined below.

             The term of each of our present directors expires at the conclusion of the Meeting. Each director elected at the Meeting will hold office until the conclusion of our next annual meeting of shareholders or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with our articles or our governing legislation.

            We are not aware that any of our nominees will be unable or unwilling to serve as one of our directors; however, should we become aware of such an occurrence before the election of directors takes place at the Meeting and if the persons named in the accompanying paper Form of Proxy are appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom our board of directors in its discretion, may select.

             Directors are elected by a plurality of votes cast by proxy or in person at the Meeting, which means that those nominees for election to our board of directors receiving the largest number of favourable votes will be elected as our directors, up to the maximum number of directors fixed by our shareholders. Shareholders are not entitled to cumulate votes for the election of directors and no class of shareholders has the right to elect a specified number of directors or to cumulate their votes with respect to the election of directors. Abstention from voting on the election of directors will have no impact on the outcome of this proposal since no vote will have been cast in favour of any nominee.

             The persons named in our management’s proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” each named nominee.

Our Board of Directors recommends a vote “FOR” each named nominee.

Information about Nominees for Directors

             The following table provides certain information regarding our management’s nominees for election to our board of directors. The respective nominees have provided this information to us as of June 1, 2012.

Name of and Province and Country of Residence of Proposed Nominee Directors			Number and Approximate Percentage of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

	Director Since	Position with PolyMet	Number	Percent

W. Ian L. Forrest (2, 3, 4) Vaud, Switzerland	October 3, 2003	Director, Co-Chairman	1,903,000	1.0%

Frank L. Sims (2, 3, 4) Minnesota, United States	February 19, 2008	Director, Co-Chairman	346,124	0.2%

Joseph M. Scipioni (5) Minnesota, United States	February 19, 2008	Director, President & Chief Executive Officer & Chief Operating Officer	80,000	0.0%

Dr. David Dreisinger(5) British Columbia, Canada	October 3, 2003	Director	876,300	0.4%

Alan R. Hodnik(2, 4) Minnesota, United States	March 9, 2011	Director	Nil	0.0%

William Murray, P. Eng. British Columbia, Canada	March 17, 2003	Director	2,196,976	1.1%

Stephen Rowland(2, 3) Connecticut, United States	October 30, 2008	Director	Nil	0.0%

Michael M. Sill(3, 5) Minnesota, United States	March 9, 2011	Director	Nil	0.0%

Notes:	(1)

The information as to the number of Common Shares owned, controlled or directed, directly or indirectly, has been based upon information provided by each of the proposed nominees for director and reports filed on the System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

	(2)	Member of our Compensation Committee.
	(3)	Member of our Audit Committee.
	(4)	Member of our Nominating and Corporate Governance Committee
	(5)	Member of our Safety, Health and Environmental Committee.

The following is a brief profile of each of the nominees for election to our board of directors:

W. Ian L. Forrest Mr. Forrest has served as a member of our board of directors since October 2003, and as our Co-Chair since January 2011. Mr. Forrest previously served as Chairman of our board until February 5, 2008. He also serves on our audit, compensation, and nominating and corporate governance committees. Having played an important role in our revival in 2003, he was appointed Chairman in May 2004. Mr. Forrest is a member of the Institute of Chartered Accountants of Scotland and continues to practice as a public accountant in Geneva, Switzerland. Mr. Forrest has more than 30 years of experience with public companies in the resource sector. His experience encompasses the areas of promotion, financing, exploration, production and company management. He has also participated in several notable projects including Gulfstream's North Dome gas discovery, Qatar, Reunion Mining's Scorpion zinc, Namibia, which was subsequently developed by Anglo American, and Ocean Diamond Mining, which pioneered the independent diamond dredging industry off the west coast of southern Africa. He also served as a director of MGold Resources Inc. until October 2011 and Belmore Resources (Holdings) plc until July 2011 when it was acquired by Lundin Mining Ltd. He currently serves on the board of Georex SA and Poros SAS. Mr. Forrest was a director of Viatrade plc, which was put into receivership in August 2009. Mr. Forrest currently resides in Vaud, Switzerland.

Frank Sims Mr. Sims has served as a member of our board of directors since February 2008, and as our Co-Chair since January 2011. He also serves on our audit, compensation and nominating and corporate governance committees. Mr. Sims has held a series of progressively senior positions with Cargill, Incorporated between 1972 and his retirement in December 2007. Most recently he served as Corporate Vice President. Minnesota-headquartered Cargill is an international provider of food, agricultural and risk management products and services. Mr. Sims currently serves on the board of Piper Jaffray Companies and South Jersey Industries. Mr. Sims has previously served on the board of Tennant Company, as Vice-Chair of the U.S. Marine Transportation System National Advisory Council, was a Chairman of the board of the North American Export Grain Association, and as Chairman of the Federal Reserve Bank of Minneapolis. Mr. Sims currently resides in Georgia, United States.

Joseph Scipioni Mr. Scipioni has served as our President and Chief Executive Officer since February 5, 2008 and as a member of our board of directors since February 19, 2008. He also serves on our safety, health and environmental committee. Mr. Scipioni served as our Chief Operating Officer since March 2007 and as General Manager of our Minnesota operations since July 2006. Prior to June 2006, Mr. Scipioni's career spanned more than 30 years with United States Steel Corporation where he worked in a number of progressively senior positions in operations. His last position was Plant Manager at the Keewatin Taconite plant in Minnesota. Mr. Scipioni is an active advisor to the University of Minnesota Natural Resources Research Institute based in Duluth, Minnesota, is an officer of the Minnesota Section of the Society of Mining, Metallurgy and Exploration (SME), and serves as an executive officer of Mining Minnesota. Mr. Scipioni currently resides in Minnesota, United States.

Dr. David Dreisinger Dr. Dreisinger has served as a member of our board of directors since October 2003. Dr. Dreisinger also served on our audit committee prior to June 2006. Currently, Dr. Dreisinger is the chair of our safety, health and environmental committee. Since 1988, Dr. Dreisinger has been a member of the faculty at the University of British Columbia in the Department of Materials Engineering and is currently Professor and Chairholder of the Industrial Research and Chair in Hydrometallurgy. He has published over 200 papers and has been extensively involved as a process consultant in industrial research programs with metallurgical companies. Dr. Dreisinger has participated in 14 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper recovery from sulfide ores, and the Sepon Copper Process for copper recovery from sulfidic-clayey ores. Dr. Dreisinger serves as a director of Search Minerals, Inc. and as Vice President – Metallurgy/Process for each of Baja Mining Corp and South American Silver Corp. Dr. Dreisinger currently resides in British Columbia, Canada.

Alan R. Hodnik Mr. Hodnik has served as a member of our board of directors since March 9, 2011. He also serves on our compensation committee and our nominating and corporate governance committee. Mr. Hodnik was named President of ALLETE, Inc. in May 2009, CEO in May 2010, and Chairman of that company in May 2011. Since joining ALLETE in 1982, Mr. Hodnik has served as Vice President-Generation Operations, Senior Vice President of Minnesota Power Operations, and Chief Operating Officer. As Chief Operating Officer, he led transmission, distribution, generation, and engineering for all aspects of the Company. Mr. Hodnik was the elected mayor of the City of Aurora, MN from 1988 to 1998. He is a member of the board of Essentia Health - East Region and of the Area Partnership for Economic Expansion (APEX). Mr. Hodnik currently resides in Minnesota, United States.

William Murray Mr. Murray served as our Executive Chairman from February 5, 2008 to December 31, 2010 and has served as a member of our board of directors since March 2003. He previously served as our President and Chief Executive Officer from March 2003 until February 2008. Mr. Murray is an engineer in the mining industry with more than 35 years of experience in construction management, project evaluation in North America and Africa. From April 1993 to 2003, Mr. Murray provided consulting services to the mining industry as a principal of Optimum Project Services Ltd. Prior to that, Mr. Murray was employed by Fluor Daniel, a large U.S. Engineering & Construction contractor, as the Director of New Business from October 1989 to April 1993. From September 1981 to May 1986, Mr. Murray was a Director of Project Services at Denison Mines where he was part of the core team that built the $1.2 billion Quintette Coal project. From September 1970 to August 1981, Mr. Murray held a number of positions at Anglo American Corp in South Africa, principally in the Gold Division. Mr. Murray is also a director of Aura Minerals, Inc., and Prospero Silver Corp. Mr. Murray currently resides in British Columbia, Canada.

Stephen Rowland Mr. Rowland has served as a member of our board of directors since October 30, 2008. He also serves on our audit, compensation and nominating and corporate governance committees. Mr. Rowland has been an executive with Glencore, a diversified natural resources company, since 1988. Mr. Rowland has held various positions with responsibility for international trading in metals and minerals in London, Switzerland, and the United States. Prior to joining Glencore, Mr. Rowland started his career in 1985 with Cargill, Inc. in Minneapolis. Mr. Rowland currently resides in Connecticut, United States.

Michael M. Sill Mr. Sill has served as a member of our board of directors since March 9, 2011. He also serves on our audit committee and our safety, health and environmental committee. Mr. Sill has served as President and CEO of Road Machinery & Supplies Co. since 1994, having joined the company in 1988. Road Machinery is a distributor of construction, mining and forestry equipment. Educated at Dartmouth College and J.L. Kellogg Graduate School of Management, Mr. Sill started his career as a financial analyst and commercial lending officer with The Northern Trust Company. He has served on the boards of the Associated Equipment Distributors, Associated General Contractors of Minnesota, and the Twin Cities Regional Board of US Bank. Mr. Sill currently resides in Minnesota, United States.

     To the knowledge of our management, except for Viatrade plc, an investment company of which Mr. Forrest was a Director, which company went into administration in August 2009, none of the proposed directors are, at the date hereof, or have been, during the 10 years prior to the date hereof, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold assets of the proposed director; or (ii) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of the proposed director.

Appointment of Auditors

             The firm of PricewaterhouseCoopers LLP has served as our auditor since April 18, 2006. Upon the recommendation of our audit committee, our management proposes that PricewaterhouseCoopers LLP be appointed as our auditor to hold office until the close of our next annual meeting of shareholders and that our board of directors be authorized to fix the remuneration to be paid to our auditor. We have been advised that a representative of PricewaterhouseCoopers LLP will attend the Meeting and will have the opportunity to make a statement and respond to questions relating to their duties as auditor.

             A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the proposed appointment of PricewaterhouseCoopers LLP.

             The persons named in our management’s proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” the appointment of PricewaterhouseCoopers LLP as our auditor to hold office until the close of our next annual meeting of shareholders and that our board of directors be authorized to fix the remuneration to be paid to our auditor. If the resolution is not adopted, the Business Corporations Act (British Columbia) provides that our current auditor, PricewaterhouseCoopers LLP, will continue to act for us until such time as our shareholders approve an alternative auditor.

Our Board of Directors recommends a vote “FOR” appointing PricewaterhouseCoopers LLP.

Approval of Omnibus Plan Amendment Resolution

             At our Annual and Special Meeting of PolyMet held on June 27, 2007, our shareholders approved the Omnibus Plan, which was subsequently re-approved at our Annual General and Special Meeting held on July 7, 2010. A copy of the Omnibus Plan may be obtained on the internet at the site for PolyMet Mining Corp. at www.sedar.com as Appendix B of the June 4, 2007 Management Information Circular filing. For a more detailed description of the Omnibus Plan, see heading “Statement of Executive Compensation – Omnibus Plan” in this Management Proxy Circular.

             PolyMet is asking our shareholders to approve a resolution to amend and restate the Omnibus Plan to (a) amend the number of Common Shares reserved for issuance thereunder; (b) increase the maximum term of expiry from seven (7) years to ten (10) years in respect of which stock options may be granted thereunder and (c) clarify the definition of “Market Price” under the Omnibus Plan (collectively, these proposed amendments are referred to herein as the “Omnibus Plan Amendment Resolution”). The full text of the amended and restated Omnibus Plan is attached as Schedule “G” to this Management Proxy Circular.

             The Omnibus Plan was established in 2007 with the aggregate number of Common Shares reserved for issuance thereunder being the greater of: (i) 10% of the number of issued and outstanding Common Shares at such time and (ii) 18,592,888 Common Shares of which 5,940,000 Common Shares were reserved for issuance under PolyMet’s existing Share Bonus Plan. Of the 5,940,000 Common Shares that were reserved for issuance under our Share Bonus Plan, 3,640,000 Common Shares have yet to be issued (the “Bonus Shares”). For a more detailed description of the Share Bonus Plan, see heading “Statement of Executive Compensation – Share Bonus Plan” in this Management Proxy Circular.

             Since the Omnibus Plan was established, a total of 3,635,000 Common Share have been issued pursuant to the exercise of options granted under the Omnibus Plan. There are currently outstanding options and restricted stock units granted that, upon exercise and together with the Bonus Shares, will result in the issuance of 15,543,500 Common Shares, which is 8.75% of our current issued and outstanding number of Common Shares. The current language regarding the maximum number of Common Shares reserved for issuance pursuant to the Omnibus Plan is complex and confusing. Therefore, our Board of Directors has determined that the Omnibus Plan be amended and restated to fix the number of Common Share reserved for issuance pursuant to the Omnibus Plan to be 10% of the number of issued and outstanding Common Shares at such time, of which 3,640,000 Common Shares are reserved for issuance as Bonus Shares.

             If our shareholders approve this amendment to the Omnibus Plan, the number of Common Shares reserved for issuance pursuant to the Omnibus Plan will represent 10% or 17,773,202 of the issued and outstanding Common Shares as at the record date of the Meeting. This maximum number will include 11,903,500 Common Share reserved pursuant to existing Awards (including, for further clarity, all stock options and restricted stock units currently granted), 3,640,000 Common Shares reserved for issuance as Bonus Shares and 2,229,702 Common Shares available for future Award grants (including future stock option grants).

             At the Meeting, shareholders will also be asked to amend the Omnibus Plan to increase the maximum term of expiry from seven (7) years to ten (10) years in respect of which stock options may be granted thereunder. As described below under “Approval of Extension of Expiry Date of All Stock Options Outstanding to Ten Years from Original Grant Date”, at our Annual and Special Meeting of PolyMet held on June 24, 2009, our shareholders approved the extension of the expiry date by two years of all stock options outstanding as at June 24, 2009. This was the maximum term allowable under the Omnibus Plan. Our Board wishes to amend the Omnibus Plan and allow options to be granted with a ten (10) year maximum term of expiry.

             Furthermore, at the Meeting, shareholders will also be asked to amend the Omnibus Plan to clarify the definition of “Market Price”. Currently, the definition of “Market Price” is determined at the election of the Compensation Committee to be either the volume weighted average Canadian dollar trading price of the Common Shares on the TSX; or the volume weighted average United States dollar trading price of the Common Shares on the NYSE MKT; or the volume weighted average closing price per Common Share on any other exchange or trading facilities through which our Common Shares trade or are quoted from time to time, all of which to be calculated for the five trading days prior to the relevant date. Our Board proposes to re-define “Market Price” to be the closing United States dollar trading price of the Common Shares on the NYSE MKT at the previous day of the time of grant.

             Under the policies of the TSX, the Omnibus Plan Amendment Resolution must be approved by PolyMet’s shareholders, excluding the votes of Common Shares held by insiders who are eligible to participate in the Omnibus Plan. An aggregate of 5,612,400 Common Shares are held by insiders who are eligible to participate in the Omnibus Plan and whose votes will be excluded in determining the number of votes cast in respect of the resolution to amend and restate the Omnibus Plan. Accordingly, at the Meeting, shareholders will be asked to consider the following resolution:

“BE IT RESOLVED THAT:

1.

Subject to the approval of the Toronto Stock Exchange, the PolyMet Mining Corp. 2007 Omnibus Share Compensation Plan be and is hereby amended to (a) amend the number of Common Shares reserved for issuance thereunder; (b) increase the maximum term of expiry from seven (7) years to ten (10) years in respect of which stock options may be granted thereunder; and (c) clarify the definition of “Market Price” thereunder, all as described in the Management Proxy Circular dated June 7, 2012;

2.

Notwithstanding that this resolution has been passed by the shareholders of PolyMet, the Board of Directors of PolyMet may revoke such resolution at any time before it has been effected without further action by the shareholders; and

3.

Any director or officer of PolyMet be and is hereby authorized, for and on behalf of PolyMet, to execute and deliver all documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and stock exchanges, as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matter authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action.”

             It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies “FOR” the Omnibus Plan Amendment Resolution.

Our Board of Directors recommends a vote “FOR” the Omnibus Plan Amendment Resolution.

Re-Approval of the Omnibus Plan

             Pursuant to the policies of the TSX, stock option plans which reserve for issuance up to 10% of a listed issuer’s shares (commonly known as “rolling” stock option plans) must be approved every three years by the shareholders of the listed issuer. The Omnibus Plan was most recently approved by our shareholders at the annual general and special meeting of our shareholders held on June 7, 2010 and will be submitted to our shareholders for re-approval at the Meeting. Our Board of Directors re-approved the Omnibus Plan, amended and restated, on June 7, 2012. A copy of the Omnibus Plan, as amended and restated pursuant to the resolution above, is attached to this Management Proxy Circular as Schedule “G”. For a description of the Omnibus Plan, see “Omnibus Plan”.

             The Omnibus Plan is subject to TSX acceptance and approval of our shareholders. Thereafter, notice of any awards granted under the Omnibus Plan must be given to the TSX.

             If the resolution to re-approve the Omnibus Plan is not approved, all unallocated options or other awards under the Omnibus Plan will be cancelled and PolyMet will not be permitted to grant further options or other awards under the Omnibus Plan until such time as renewal approval is obtained. In such a case, all outstanding options and other awards under the Omnibus Plan will remain outstanding and be unaffected, however any outstanding options or other awards that expire unexercised, are cancelled or are otherwise terminated shall not be available for re-granting.

             Under the policies of the TSX, the re-approval of the Omnibus Plan must be approved by PolyMet’s shareholders, excluding the votes of Common Shares held by insiders who are eligible to participate in the Omnibus Plan. An aggregate of 5,612,400 Common Shares are held by insiders who are eligible to participate in the Omnibus Plan and whose votes will be excluded in determining the number of votes cast in respect of the resolution to re-approve the Omnibus Plan. Accordingly, at the Meeting, shareholders will be asked to consider the following resolution:

“BE IT RESOLVED THAT:

1.

Subject to the approval of the Toronto Stock Exchange and all other applicable regulatory authorities, the 2007 PolyMet Omnibus Share Compensation Plan (the “Omnibus Plan”), as amended and restated, in substantially the form as attached to the management information circular of the Company dated June 7, 2012, be and is hereby approved and adopted as the Omnibus Plan of the Company and all unallocated options and other awards entitled to be granted thereunder, as described in the Management Proxy Circular dated June 7, 2012, be approved in order to continue the term of the Omnibus Plan for three additional years until July 10, 2015;

2.

Notwithstanding that this resolution has been passed by the shareholders of PolyMet, the Board of Directors of PolyMet may revoke such resolution at any time before it has been effected without further action by the shareholders; and

3.

Any director or officer of PolyMet be and is hereby authorized, for and on behalf of PolyMet, to execute and deliver all documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and stock exchanges, as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matter authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action.”

             It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies “FOR” the approval of the Omnibus Plan.

Our Board of Directors recommends a vote “FOR” the re-approval of the Omnibus Plan.

Approval of Extension of Expiry Date of All Stock Options Outstanding to Ten Years from Original Grant Date

             At our Annual and Special Meeting of PolyMet held on June 24, 2009, our shareholders approved the extension of the expiry date by two years of all stock options outstanding as at June 24, 2009. This was the maximum term allowable under the Omnibus Plan.

             If the resolution is approved to amend the Omnibus Plan by increasing the maximum term of expiry from seven (7) years to ten (10) years in respect of which stock options may be granted, then in connection with such amendment, PolyMet is asking our shareholders to approve a resolution that the term of all outstanding options as at July 10, 2012, be extended to ten years from the original grant date (the “Option Extension Resolution”). This resolution has been passed by our Board subject to approval by the majority of disinterested shareholders (the votes of securities held directly or indirectly by insiders benefiting directly or indirectly from the amendment will be excluded) and approval by the Toronto Stock Exchange. The basis for the approval by our board of directors was:

1.

All outstanding stock options were originally issued for a term of five years. Pursuant to the extension approved by the PolyMet shareholders at the 2009 Annual General and Special Meeting, all stock options outstanding as at June 24, 2009 were extended two years to a seven year term, which was the maximum term allowable under the Omnibus Plan. Many of these options were issued when the Company was listed on the TSX Venture Exchange, which limited the options to a five year term. Since February 2007, PolyMet has been listed on the Toronto Stock Exchange, which does not have a five-year term restriction.

2.

Stock options are a major component of the total incentive package for key employees and directors. Since mid-2009, our NorthMet project has faced schedule delays that are beyond the control of PolyMet's management. As a consequence, many of these incentive stock options could expire before the NorthMet Project advances sufficiently to realize value and the two year extension in 2009 was insufficient to address the impact of this delay. Stock options may be a key compensation element for certain employees and the extension of such options may be characterized as an investment in the long-term health of PolyMet to retain talented employees.

             The exercise price of the options remains the same. PolyMet is not aware of any other amendment or proposed amendment of any incentive awards already granted to Insiders (as defined below), other than the previous two year extension approved in 2009.

             In accordance with the policies of the Toronto Stock Exchange, PolyMet must obtain “disinterested shareholder approval” to extend stock options held by Insiders (as defined below). The votes of securities held directly or indirectly by Insiders benefiting directly or indirectly from the extension of the options will be excluded from the Option Extension Resolution.

             The term “Insider” is defined in the Securities Act (Ontario) and generally includes (i) directors and senior officers of PolyMet, (ii) directors or senior officers of a company that is an Insider or subsidiary of PolyMet, and (iii) holders of greater than 10% of the voting securities of PolyMet. All of PolyMet’s directors and senior officers are Insiders, and as such, they and their associates may not vote on the Option Amendment and Extension Resolution.

             The Option Extension Resolution proposes the extension of the expiry date of all stock options outstanding as at July 10, 2012 to ten years from the original grant date. The total number of stock options that will be extended is 11,795,000, these options have exercise prices in the range of US$0.82 to US$3.92 and expiry dates between September 19, 2015 to April 2, 2022. The Option Extension Resolution will apply to options that upon exercise, represent 6.2% of the outstanding Common Shares. The following table discloses those options currently granted that are held by Insiders of PolyMet:

Name of Optionee	Number of Options Held	Current Exercise Price	Current Expiry Date	New Expiry Date
David Dreisinger	150,000	C$1.36	September 19, 2012	September 19, 2015
	250,000	C$2.76	March 20, 2013	March 20, 2016
	150,000	US$0.82	February 17, 2016	February 17, 2019
Ian L. Forrest	150,000	C$1.36	September 19, 2012	September 19, 2015
	250,000	C$2.76	March 20, 2013	March 20, 2016
	150,000	US$0.82	February 17, 2016	February 17, 2019
Alan Hodnik	250,000	US$2.04	March 10, 2018	March 8, 2021
	200,000	US$1.19	March 8, 2019	March 8, 2022
William Murray	300,000	C$1.36	September 19, 2012	September 19, 2015
	450,000	C$2.76	March 20, 2013	March 20, 2016
	200,000	US$0.82	February 17, 2016	February 17, 2019
Stephen Rowland	250,000	US$1.19	March 8, 2019	March 8, 2022
Joseph Scipioni	200,000	C$2.97	June 19, 2013	June 19, 2016
	300,000	C$3.30	January 5, 2014	January 5, 2017
	250,000	US$2.92	March 12, 2014	March 12, 2017
	100,000	US$2.72	February 15, 2015	February 15, 2018
	200,000	US$0.82	February 17, 2016	February 17, 2019
Michael Sill	250,000	US$2.04	March 10, 2018	March 8, 2021
	200,000	US$1.19	March 8, 2019	March 8, 2022
Frank Sims	400,000	US$2.72	February 15, 2015	February 15, 2018
	200,000	US$0.82	February 17, 2016	February 17, 2019
	250,000	US$2.17	March 10, 2018	March 8, 2021
	200,000	US$1.19	March 8, 2019	March 8, 2022
Niall Moore	275,000	C$3.82	September 1, 2013	September 1, 2016
	175,000	C$3.30	January 5, 2014	January 5, 2017
	75,000	US$0.82	January 30, 2016	January 30, 2019
Douglas Newby	210,000	C$1.36	September 19, 2012	September 19, 2015

Name of Optionee	Number of Options Held	Current Exercise Price	Current Expiry Date	New Expiry Date
	100,000	C$1.15	December 5, 2012	December 5, 2015
	500,000	C$2.76	March 20, 2013	March 20, 2016
	200,000	US$1.19	March 8, 2019	March 8, 2022
Bradley Moore	300,000	U$2.17	January 25, 2011	January 25, 2018
	100,000	U$1.19	March 8, 2019	March 8, 2022
Ryan Vogt	100,000	U$1.16	April 2, 2019	April 2, 2022
TOTAL OPTIONS HELD BY INSIDERS	7,335,000

             PolyMet estimates that the Insiders listed above and their associates beneficially own 5,612,400 Common Shares that may vote on the Option Amendment and Extension Resolution. At the Meeting, these shares will not be counted for the purpose of approving the Option Amendment and Extension Resolution.

             The text of the proposed Option Extension Resolution is as follows:

“BE IT RESOLVED THAT:

1.

Subject to the approval of the Toronto Stock Exchange, the extension of the expiry date to ten years from the original grant date of all stock options issued and outstanding under the 2007 PolyMet Omnibus Share Compensation Plan as at July 10, 2012 be approved;

2.

Notwithstanding that these resolutions have been passed by the shareholders of PolyMet, the Board of Directors may revoke such resolution at any time before it is effected without further action of the shareholders; and

3.

Any director or officer of PolyMet be and is hereby authorized, for and on behalf of PolyMet, to execute and deliver all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.”

             To be effective, the Option Extension Resolution must be approved by a majority of the votes of the disinterested shareholders (the votes of securities held directly or indirectly by insiders benefiting directly or indirectly from the amendment will be excluded) cast on the Option Extension Resolution at the Meeting, in person or by proxy.

             It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies “FOR” the Option Extension Resolution.

Our Board of Directors has determined that the Option Extension Resolution is in the best interests of PolyMet and unanimously recommends a vote “FOR” the Option Extension Resolution.

Alteration of Authorized Share Structure – Creation of Preferred Shares

             Although management has no plans to issue Preferred Shares (as defined below), it believes that having the flexibility to issue such securities as part of PolyMet’s overall financing strategy would be beneficial, especially in view of the uncertain nature of capital markets since 2008.

             Our notice of articles and articles currently provide for an authorized share structure consisting of an unlimited number of Common Shares. It is proposed that our notice of articles and articles be altered such that the authorized share structure of PolyMet will also include an unlimited number of Preferred Shares without par value (the “Preferred Shares”), issuable in series, including an unlimited number of Preferred Shares without par value, having such rights and restrictions as shall be set out in our Articles. The proposed rights and restrictions attached to the Preferred Shares as a class and the Preferred Shares as a series are set out in Appendix “I” of Schedule “A” of this Management Proxy Circular.

             If issued, the Preferred Shares, as a class would rank in priority to the Common Shares with respect to the payment of dividends and any return on capital in the event of the liquidation, dissolution or winding up of PolyMet.

             The Preferred Shares will be issuable in series. Pursuant to the special rights and restrictions attached to the Preferred Shares, PolyMet may, by directors’ resolution or ordinary resolution, in each case as determined by the directors: (a) determine the maximum number of shares of any of those series of Preferred Shares that PolyMet is authorized to issue, determine that there is no maximum number or alter any determination made in relation to a maximum number of those shares; (b) create an identifying name by which the shares of any of those class or series of Preferred Shares may be identified or alter any identifying name created for those shares; and (c) attach special rights or restrictions to the shares of any of those series of Preferred Shares or alter any special rights or restrictions attached to those shares, subject to the special rights and restrictions attached to the Preferred Shares by the articles of PolyMet. Where these alterations, determinations or authorizations are to be made in relation to a series of shares of which there are issued shares, the alterations, determinations or authorizations may be made by ordinary resolution.

             Our shareholders will be asked to approve, with or without amendment, a special resolution (the “Share Capital Resolution”) to create a new class of Preferred Shares. The proposed Share Capital Resolution is set out in Schedule “A” to this Management Proxy Circular.

             The shareholders will be asked to pass the Share Capital Resolution which authorizes the alteration of PolyMet’s notice of articles and articles such that the authorized share capital of PolyMet will also include an unlimited number of Preferred Shares without par value, having such rights and restrictions as shall be set out in our articles. In order for the Share Capital Resolution to be passed, at least 66 2/3% of the votes cast by those shareholders of PolyMet entitled to vote in person or by proxy at the Meeting must be in favour of the Share Capital Resolution.

             The persons named in our Management Proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxy holder “FOR” the Share Capital Resolution.

             PolyMet is entitled to revoke the Share Capital Resolution and not proceed with the creation of the Preferred Shares without further shareholder approval at any time prior to the filing of the notice of alteration in respect of the creation of the Preferred Shares with the Registrar of Companies under the Business Corporations Act (British Columbia).

             Copies of PolyMet’s current Notice of Articles and Articles and the proposed amended Notice of Articles and Articles will be available for inspection by shareholders at our registered office, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia during normal business hours until the Meeting and will be available at the Meeting itself.

             If the Share Capital Resolution is passed, the proposed change is subject to the approval of the Toronto Stock Exchange.

Our Board of Directors has determined that altering the share structure of PolyMet to create and include Preferred Shares is in the best interests of PolyMet and unanimously recommends a vote “FOR” the alteration of the share structure by creating Preferred Shares.

STATEMENT OF EXECUTIVE COMPENSATION

             All references in this Management Proxy Circular to “$” or to “C$” are to Canadian dollars. Any references to “US$” are to U.S. dollars.

             In this Management Proxy Circular, a “Named Executive Officer” (“NEO”) means: (i) PolyMet’s Chief Executive Officer; (ii) PolyMet’s Chief Financial Officer; (iii) PolyMet’s three other most highly compensated executive officers at the end of January 2012; and (iv) each individual who would be an NEO by virtue of but for the fact that the individual was neither an executive officer of PolyMet, nor serving in a similar capacity as at January 31, 2012. For the financial year ended January 31, 2012, PolyMet had four NEO’s, namely Messrs. Joseph Scipioni, Douglas Newby, Niall Moore and Bradley Moore.

Compensation Committee

             The Compensation Committee is responsible for making recommendations to the board of directors regarding the compensation to be paid to each of the executive officers of PolyMet. In addition, the Compensation Committee makes recommendations regarding compensation programs and policies and the granting of options and other stock-based awards under the Omnibus Plan.

Composition of the Compensation Committee

             During the year ended January 31, 2012, the following individuals served as members of our Compensation Committee: Ian Forrest, Frank Sims, Alan Hodnik and Stephen Rowland, each of whom were directors of PolyMet during the time they served and all of whom are independent. Each of the members of the Compensation Committee has extensive experience in corporate management in either the mining industry or in Minnesota. Mr. Forrest has more than thirty years experience of senior corporate management and board oversight primarily in the global natural resources industries. Until 2008, Mr. Sims held senior positions with Cargill, Inc., a Minnesota-based commodities production and trading company, and previously served as Chair of the Minneapolis Federal Reserve Bank, and serves on the board of and on the Compensation Committee of Piper Jaffray Companies. Mr. Hodnik serves as Chairman, President and CEO of Allete Inc., a Minnesota-based utility, where he has overall responsibility for approximately 1,400 employees, many of whom are skilled engineers, environmental specialists or experienced in project development and finance, and many of whom work in north eastern Minnesota. Mr. Rowland is a senior executive of Glencore, where he has overseen the hiring of management at US-based and other mining operations managed directly by Glencore.

             PolyMet does not retain a compensation consultant to assist the board of directors or the Compensation Committee in determining compensation.

             None of the members of the Compensation Committee are officers or employees or were former officers or employees of PolyMet or any of our subsidiaries, had or has any relationship that requires disclosure hereunder in respect of indebtedness owed to PolyMet or any interest in material transactions involving PolyMet. In addition, none of our executive officers have served on the Compensation Committee (or in the absence of such committee the entire board of directors) of another issuer whose executive officer is a member of the Compensation Committee or board of directors. The Compensation Committee met three times during the year, including two in camera sessions. All meetings of the Compensation Committee are documented in the form of meeting minutes.

Objectives of Executive Compensation

             PolyMet is a mine development company. We are committed to strengthening our position in our industry. Due to the competitive nature of our industry, executive talent have significant career mobility and, as a result, the competition for experienced executives is great. The existence of this competition along with the need for talented and experienced executive officers to realize our business objectives underlies the design and implementation of all our compensation programs.

             The Compensation Committee endeavours to ensure that PolyMet’s compensation policies:

  attract and retain highly qualified executives;

  motivate performance and recognize and reward contribution to the success of PolyMet as measured by the accomplishment of specific performance objectives;

  ensure that a significant proportion of compensation is at risk and directly linked to the success of PolyMet;

  align the interests of its management team with those of its shareholders, and provide for health care coverage, disability and life insurance benefits.

             PolyMet’s compensation program reflects the transition from, PolyMet’s re-activation in 2003 when it did not have the financial resources to pay cash compensation levels required to obtain the services of qualified and experienced personnel required to advance the NorthMet Project into a more mature, better financed enterprise. Accordingly, a substantial part of the initial compensation was through a long-term compensation plan that involved the issuance of shares of PolyMet upon the achievement of specific milestones in PolyMet’s business plan for the development of the NorthMet property, combined with the stock option plan. As PolyMet has advanced, long-term incentive rewards in the form of stock options and restricted stock units for its American participants and restricted stock for its Canadian participants are being provided under the Omnibus Plan, some of which have specific vesting conditions. Executives who have benefited from previous long-term incentive programs have smaller relative positions in these stock options. We are aware that our shareholders, employees and other stakeholders have experienced significant financial losses as a result of the global economic slowdown, and that PolyMet’s share price performance has been affected by uncertainty in the credit markets and delays in permitting. We are also cognizant that PolyMet’s position is not unusual in the industry.

Risks Associated with PolyMet’s Compensation Policies and Practices

             The Compensation Committee has considered the implications of the risks associated with the Company’s compensation practices and has determined that there are no significant areas of risk since the discretionary portion of compensation, that is, share options and bonuses are not formulaic, are based on qualitative measures and are at the full discretion of the Board.

Structure of Executive Compensation

             PolyMet’s compensation program for executive officers is designed to reward commitment and achievement with respect to overall financial and operating performance of PolyMet, the Compensation Committee and the board of directors’ overall assessment of each executive officer’s individual performance, and his or her contribution towards meeting corporate objectives, levels of responsibility and length of service. In regards to a significant proportion of compensation being at risk and linked to PolyMet’s success, we have structured our long-term incentives to ensure that compensation is closely aligned with shareholder interests.

             The Compensation Committee recommends executive bonus compensation to the Board of Directors dependent upon compensation levels that have been based on a prior independent evaluation. All executive bonus compensation is reviewed with the Chief Executive Officer. Bonuses to executive officers are discretionary and are determined by the Board and are based on the achievement of the Company or individual of certain stated goals.

             The Co-Chairmen and the Chief Executive Officer play a major role in determining, with the Compensation Committee, levels and types of compensation for all positions, other than the Chief Executive Officer and Chief Financial Officer. It is not anticipated that there will be any significant changes to our compensation practices in the next financial year.

Chief Executive Officer and Chief Financial Officer’s Compensation

             The Chief Executive Officer’s and the Chief Financial Officer’s compensation are determined by the board of directors based on recommendations of the Compensation Committee. The compensation of the Chief Executive Officer and the Chief Financial Officer are determined in accordance with the considerations described for the compensation of PolyMet’s executive officers and includes the same elements of compensation.

Elements of Executive Compensation

             PolyMet’s compensation package for its executive officers consists of base salary, bonuses, stock compensation awards, stock options and other stock-based awards granted pursuant to the Omnibus Plan and Share Bonus Plan (as defined below). PolyMet also provides customary employment benefits to certain executive officers.

Base Salary

             Base salary levels reflect the fixed component of pay that compensates the NEO’s for fulfilling their roles and responsibilities and assists in the attraction and retention of highly qualified executives. The base salary changes for NEO’s that were decided last year are set out below:

Named Executive Officer	Title	Base Salary Increase (Decrease)	Base Salary at February 1, 2012	Percent Increase (Decrease)
Joseph Scipioni	President and Chief Executive Officer	US$Nil	US$275,100	0%
Douglas Newby	Chief Financial Officer	US$30,000	US$250,000	14%

Niall Moore	Group Controller and Corporate Secretary	US$Nil	US$178,680	0%
Bradley Moore	Executive Vice President, Environmental and Governmental Affairs	US$Nil	US$170,004	0%

Cash Bonuses

             In addition to base salaries, bonuses will be considered by the Compensation Committee for individual meritorious achievement. These bonuses are based on the achievement of PolyMet and individual performance. During the fiscal year ended January 31, 2012, an aggregate of US$15,000 cash bonuses and $189,720 restricted stock units and restricted stock bonuses were issued to the four NEO’s.

Share Bonuses

             In the past, bonuses in shares (the “Share Bonus Plan”) have been related to specific milestones and one element of these remain to be achieved, namely commercial production.

             The number of Common Shares to be issued under the Share Bonus Plan to each of the NEO’s who are Share Bonus Plan participants is as follows:

Named Executive Officer	Number of Common Shares to be Issued
Upon Achievement of Milestone 4
Joseph Scipioni	340,000
Douglas Newby	Nil
Niall Moore	Nil
Bradley Moore	Nil

             The inferred cost of the bonus shares is charged to the NorthMet Project or administration costs, as appropriate, as and when the Common Shares are issued at the value ascribed to them based on the market price when shareholders first approved the awards. Stock options are charged at fair value, using the Black Scholes model, as and when they vest. For more information, see heading “Share Bonus Plan”.

Other Share Compensation

             PolyMet’s executive compensation plan, the Omnibus Plan, was approved by our shareholders at the 2007 Annual General and Special Meeting held on June 27, 2007 and re-approved by our shareholders at the 2010 Annual General and Special Meeting held on July 7, 2010 and is administered by the Compensation Committee. For more information, see heading “Omnibus Plan”.

Benefits and Perquisites

             The primary purpose of providing benefits and limited perquisites to our NEO’s is to attract and retain the talent to manage PolyMet. We do not believe that benefits and perquisites should represent a significant portion of our compensation package to our NEO’s, and for the most recently completed fiscal year benefits and perquisites represented approximately 1% of total compensation.

             Benefits are provided at PolyMet’s expense and include: medical, extended health and dental benefits.

Common Share Performance Graph

             Our Common Shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “POM”. Our Common Shares also trade on the NYSE MKT (“NYSE”) under the symbol “PLM”. Assuming an initial investment of $100, the following graph illustrates the comparison between the cumulative total shareholder return on our Common Shares (based upon the trading prices on the TSX) relative to the cumulative total return on the S&P/TSX Composite Index (formerly TSX 300 Composite Index) for the period of February 1, 2007 to January 31, 2012.

CUMULATIVE VALUE OF A $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS

PolyMet Mining Corp
S&P/TSX Composite Index
S&P/TSX Composite Index - Metals & Mining
180
160
140
120
100
80
60
40
20
0
2007
2008
2009
2010
2011
2012

(in C$)	2007	2008	2009	2010	2011	2012

PolyMet Mining Corp.	100.00	78.21	25.98	86.59	56.98	41.90
S&P/TSX Composite Index	100.00	103.46	70.59	92.99	116.68	110.09
S&P/TSX Composite Index – Metals & Mining	100.00	123.57	92.31	111.86	153.66	147.15

             Over the period 2007 to 2012, the trend shown by the performance graph above represents strong growth in shareholder returns, followed by a sharp decrease. The market price of the Common Shares has decreased by approximately 26% during the course of the financial year ended January 31, 2012.

             Compensation of our executive officers is competitive with that in the industry and is not tied directly to the performance of PolyMet’s share price. No NEO or director is permitted to purchase financial instruments that are designed to offset a decrease in market value of equity securities that are granted as compensation or held directly or indirectly.

Summary Compensation Table

             The following table provides a summary of compensation earned during the financial year ended January 31, 2012 by our NEO’s:

Name and principal position	Year	Salary (US$)	Share- based awards (US$)	Option- based awards (US$)(1)	Non-equity incentive plan compensation (US$)		Pension value (US$)	All other compensation (US$)	Total compensation (US$)

					Annual incentive plans	Long- term incentive plans

Joseph Scipioni President and CEO	2012 2011 2010	275,100 275,100 252,110	61,200 Nil 61,065	Nil Nil 85,432	Nil Nil Nil	Nil Nil Nil	14,000 14,700 13,414	Nil Nil 35,000	350,300 289,800 447,021

Douglas Newby CFO	2012 2011 2010	248,000 220,200 201,720	91,800 Nil 122,130	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	8,000 6,606 4,501	Nil Nil 50,000	347,800 226,806 378,351

Niall Moore Group Controller and Corporate Secretary	2012 2011 2010	178,680 181,600 147,200	35,720 Nil Nil	Nil Nil Nil	Ni Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	212,520 181,600 147,200

Bradley Moore Executive Vice President, Environmental and Governmental Affairs	2012 2011 2010	170,004 3,500 Nil	Nil Nil Nil	Nil 203,670 Nil	Nil Nil Nil	Nil Nil Nil	10,000 Nil Nil	15,000 10,000 Nil	195,004 217,170 Nil

Notes:	(1)

The fair value of each option is estimated as at the date of grant using the most widely accepted option pricing model, Black- Scholes. The weighted average option pricing assumptions and the resultant fair values for options awarded to Named Executive Officers in 2012 are as follows: expected average option term of 1.5 years; a zero dividend yield; a weighted average expected volatility of 79.35%; and, a weighted average risk-free interest rate of 1.68%.

Option/SAR Repricing

             During the financial year ended January 31, 2012, we did not reprice downward any options or freestanding SARs held by our NEO’s.

Incentive Plan Awards

             PolyMet employs two forms of incentive plans to award its employees for individual and company performance, namely the Omnibus Plan and Share Bonus Plan, both of which are described in detail below.

             Our long-term equity incentive awards are intended to focus management’s attention on long-term growth in shareholder value and stock price appreciation. Long term equity incentive awards are also key components or our ability to attract and retain key executive officers.

Omnibus Plan

             PolyMet’s executive compensation plan, the Omnibus Plan, was approved by our shareholders at the 2007 Annual and Special Meeting held on June 27, 2007, and reapproved by our shareholders at the 2010 Annual General and Special Meeting held on July 7, 2010 and is administered by the Compensation Committee. The maximum number of Common Shares issuable under the Omnibus Plan will not exceed the greater of (i) 10% of all issued and outstanding Common Shares from time to time; and (ii) 18,592,888 Common Shares, of which 3,640,000 Common Shares remain reserved for issuance under PolyMet’s existing Share Bonus Plan, are reserved for issuance under all other stock based compensation arrangements.

             Our Omnibus Plan provides the flexibility to issue many types of long-term incentive awards. As of January 31, 2012, the Compensation Committee has primarily granted stock options, but did grant 327,500 Restricted Stock Units and Restricted Stock, which were issued on January 30, 2012. Stock options are rights to purchase a specified number of shares of PolyMet at a pre-determined exercise price. Because the exercise price of a stock option is fixed, a stock option becomes more valuable as the price of our shares increase. Thus, stock option grants focus management’s attention on long-term growth in shareholder value and share price appreciation. Stock options also are a valuable retention tool because our stock option grants typically become exercisable (or vest) over a period of time and, with limited exceptions, unvested stock options are forfeited if the recipient’s employment with PolyMet terminates. Restricted Stock Units and Restricted Stock granted to NEO’s in the last fiscal year vest on receipt of permits or the NorthMet Project commencing commercial production.

             Our Compensation Committee is responsible, in accordance with the terms of our Omnibus Plan and applicable laws and regulations, for the grant and amendment of options granted to our NEO’s (excluding any grant of options to our Chief Executive Officer, which our Board approves). Previous grants of options are not taken into account when considering new grants.

General Provisions of the Omnibus Plan

             The following is a summary of important provisions of the Omnibus Plan, subject to the approval by our shareholders of the Omnibus Plan Amendment Resolution.

             Purpose. The purpose of the Omnibus Plan is to promote PolyMet’s interests and long-term success by providing directors, officers, employees and consultants with greater incentive to further develop and promote PolyMet’s business and financial success, to further the identity of interest of persons to whom Awards (as defined in the Omnibus Plan) may be granted with those of the shareholders generally through a proprietary ownership interest in PolyMet, and to assist PolyMet in attracting, retaining and motivating its directors, officers, employees and consultants.

             Eligible Participants. Under the Omnibus Plan, the board can, at any time, appoint a committee (the “Compensation Committee”) to oversee the administration of the Omnibus Plan. The Compensation Committee can, from time to time, recommend Awards to any director, officer, employee or any individual, company or other person engaged to provide ongoing valuable services to PolyMet (a “Consultant”), or to a person otherwise approved by the Compensation Committee (any such person or company is called an “Eligible Person”).

             Number of Securities Issued or Issuable. The maximum number of Common Shares issuable under the Omnibus Plan will not exceed the greater of (i) 10% of all issued and outstanding Common Shares from time to time; and (ii) 18,592,888 Common Shares, of which 3,640,000 Common Shares remain reserved for issuance under PolyMet’s existing Share Bonus Plan, are reserved for issuance under all other stock based compensation arrangements. Pursuant to the Omnibus Plan Amendment Resolution, the maximum number of Common Shares issuable under the Omnibus Plan will become 10% of all issued and outstanding Common Shares from time to time; of which 3,640,000 Common Shares are reserved for issuance as Bonus Shares.

             For purposes of the above, if an Award entitles the holder to receive or purchase Common Shares, the number of Common Shares covered by such Award or to which such Award relates will be counted on the date of grant of such Award against the aggregate number of Common Shares available for granting Awards under the Omnibus Plan. Every Common Share subject to an Award that is an option or a stock appreciation right will be counted against the limit as one (1) Common Share.

             Any Common Shares that are used by a Participant (as defined below) as full or partial payment to PolyMet of the purchase price relating to an Award will again be available for granting Awards under the Omnibus Plan. If an outstanding Award for any reason expires or is terminated or cancelled without having been exercised or settled in full, or if Common Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by PolyMet for an amount not greater than the Participant’s purchase price, the Common Shares will again be available for issuance under the Omnibus Plan. Common Shares will not be deemed to have been issued pursuant to the Omnibus Plan with respect to any portion of an Award that is settled in cash.

             Maximum Grant to Insiders or any one Participant. The aggregate number of Common Shares issuable to all persons to whom Awards have been granted under the Omnibus Plan (a “Participant”) that are insiders, pursuant to the Omnibus Plan or issuable in any one year period to persons that are insiders, when combined with all other previously established and outstanding or proposed share compensation arrangements, cannot exceed 10% of the total number of outstanding Common Shares (on a non-diluted basis) excluding Common Shares that may be issued as Performance Awards (which include, for greater certainty, those Common Shares issuable under PolyMet’s existing Share Bonus Plan). The maximum number of Common Shares issuable to any one Participant pursuant to this Plan within any one year period shall not, in aggregate, exceed 5% of the total number of outstanding Common Shares

             Maximum Grant to Independent Directors. The aggregate number of Common Shares issuable to any one Participant that is an independent director of PolyMet, pursuant to the Omnibus Plan or when combined with all other previously established and outstanding or proposed share compensation arrangements, cannot exceed 1% of the total number of outstanding Common Shares (on a non-diluted basis), excluding Common Shares reserved for issuance to such Participant at a time when such Participant was not an independent director of PolyMet and excluding Common Shares that may be issued under PolyMet’s existing Bonus Plan.

             Maximum Grant to Any One Participant. Subject to the restrictions set forth under “Maximum Grant to Insiders” and “Maximum Grant to Independent Directors” the aggregate number of Common Shares issuable to any one Participant, pursuant to the Omnibus Plan in any fiscal year of PolyMet or when combined with all other previously established and outstanding or proposed share compensation arrangements, cannot exceed 1.5 million Common Shares, subject to adjustment as provided in the Omnibus Plan.

             Notwithstanding any other granting provision, the aggregate number of Common Shares issuable under the Omnibus Plan for U.S. Qualified Incentive Stock Options is equal to the maximum number of Common Shares subject to the Omnibus Plan, and for greater certainty cannot exceed 25 million Common Shares, subject to adjustment provisions in the Omnibus Plan and subject to the provisions of section 422 and 424 of the U.S. Internal Revenue Code.

             Exercise Price of Options. The exercise price per Common Share for options is fixed by the Compensation Committee. Pursuant to the Omnibus Plan Amendment Resolution, under no circumstances can the exercise price at the time of grant be less than the closing United States dollar trading price of the Common Shares on the NYSE MKT (formerly the NYSE Amex Stock Exchange) on the previous day of the date of grant.

             In addition, if any Participant who is a citizen or resident of the U.S. to whom an “incentive stock option” for the purposes of section 422 of the U.S. Internal Revenue Code (a “U.S. Qualified Incentive Stock Option”) is to be granted under the Omnibus Plan, and at the time of the grant the Participant is an owner of shares possessing more than 10% of the total combined voting power of all classes of the Common Shares, then special provisions will be applicable to the U.S. Qualified Incentive Stock Option granted to such individual. These special provisions applicable only to U.S. Qualified Incentive Stock Options will be: (a) the exercise price (per Common Share) cannot be less than 110% of the fair market value of one Common Share at the time of grant; and (b) the option exercise period cannot exceed five years from the date of grant.

             Vesting of Options. Vesting is at the discretion of the Compensation Committee. However, if a Participant’s employment is terminated by PolyMet without cause, or a Participant’s contract as a consultant is terminated by PolyMet before its normal termination date without cause, or a change of control of PolyMet occurs then all unvested Options will vest on the date of termination or change of control, as the case may be.

             Term of Options. The term of options granted will be determined by the Compensation Committee and specified in the option agreement pursuant to which such option is granted, provided that the date cannot be later than the earlier of (i) the date which is the 7th anniversary of the date on which such option is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which PolyMet is subject. In addition, the term of the options will be extended if the expiry date occurs during or within seven business days following the end of a blackout period (the interval of time during which PolyMet determines that one or more Participants cannot trade any securities because they may be in possession of undisclosed material information). In such circumstances, the options will be extended to the date which is ten business days following the end of the blackout period. No U.S. Qualified Incentive Stock Option can be granted more than ten years after the earlier of (a) the date on which the Omnibus Plan was adopted by the Board; or (b) the date on which the Omnibus Plan was approved by PolyMet’s Shareholders.

             Exercise of Options. Options may be exercised by a Participant: (i) upon payment of the exercise price; (ii) by arrangements made between PolyMet and a broker chosen by the Participant by which the broker pays PolyMet the exercise price of the Options that are exercised upon the sale of the Common Shares issued upon the exercise of the Options; or (iii) with the approval of the Compensation Committee, at the election of the Participant, by payment by PolyMet to the Participant of an amount equal to the difference between the exercise price and the Market Price of the Common Shares to be issued on the exercise of the Option or by the issue of Common Shares to the Participant having a Market Price equal to the difference between the exercise price and the Market Price of the Common Shares to be issued on the exercise of the Option.

             Stock Appreciation Rights. The Compensation Committee is authorized to grant Stock Appreciation Rights to Eligible Persons subject to the terms and conditions of the Omnibus Plan. For Stock Appreciation Rights granted under the Omnibus Plan, the Participant, upon exercise of the Stock Appreciation Right, has the right to receive, as determined by the Compensation Committee, cash or a number of Common Shares equal to the excess of: (a) the Market Price of one Common Share on the date of exercise (or, if the Compensation Committee so determines at any time during a specified period before or after the date of exercise), and; (b) the grant price of the Stock Appreciation Right as determined by the Compensation Committee, which grant price cannot be less than 100% of the Market Price of one Common Share on the date of grant of the Stock Appreciation Right.

             The term of the Stock Appreciation Right granted will be determined by the Compensation Committee and specified in the Award agreement pursuant to which such Stock Appreciation Right is granted, provided that the date cannot be later than the earlier of (i) the date which is the 7th anniversary of the date on which such Stock Appreciation Right is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which PolyMet is subject.

             Restricted Stock. The Compensation Committee is authorized to grant Restricted Stock to Eligible Persons under the Omnibus Plan. The Common Shares of restricted stock will be subject to such restrictions as the Compensation Committee may impose (including, without limitation, a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such instalments or otherwise as the Compensation Committee determines.

             Restricted Stock Unit. The Compensation Committee is authorized to grant Restricted Stock Units to Eligible Persons under the Omnibus Plan. A Restricted Stock Unit Award will be subject to a Restricted Stock Unit Award agreement containing such terms and conditions, not inconsistent with the provisions of the Omnibus Plan, as the Compensation Committee determines.

             Performance Awards. The Compensation Committee is authorized to grant Performance Awards to Eligible Persons under the Omnibus Plan. A Performance Award granted under the Omnibus Plan (i) may be denominated or payable in cash, Common Shares (including, without limitation, Restricted Stock and Restricted Stock Units), other securities, other Awards or other property, and (ii) will confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the Compensation Committee establishes. Subject to the terms of the Omnibus Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of the Performance Award will be determined by the Compensation Committee.

             Other Stock-Based Awards. The Compensation Committee is authorized to grant to an Eligible Person, subject to the terms of the Omnibus Plan, such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares), as are deemed by the Compensation Committee to be consistent with the purpose of the Omnibus Plan.

             Termination of Options. Except as may be determined by the Compensation Committee or the board of directors; (i) if a Participant resigns or a Participant’s contract as a consultant terminates at its normal termination date, then all Options granted to such Participant expire 30 days after the date of resignation or termination; (ii) if a Participant’s employment is terminated by PolyMet without cause, or a Participant’s contract as a Consultant is terminated by PolyMet before its normal termination date without cause, then the Option will expire 180 days after the date of termination; (iii) if a Participant’s employment is terminated by PolyMet for cause, or a Participant’s contract as a consultant is terminated by PolyMet before its normal termination date for cause, then the Option will expire on the eighth day following the date of termination; (iv) if a Participant’s contract as a consultant is frustrated before its normal termination date due to permanent disability, then the Option will expire 180 days after the date of frustration; (v) if a Participant’s employment ceases due to permanent disability, then the Option will continue to become exercisable until the Expiry Date; (vi) if a Participant retires upon attaining the mandatory or early retirement age established by the PolyMet from time to time, then the Option will expire on the Expiry Date; and (vii) if a Participant dies, then the Option will continue to become exercisable during the period ending on the earlier of (i) 12 months after the death of the Participant and (ii) the Expiry Date.

             Termination of Stock Appreciation Rights. Stock Appreciation Rights will terminate on the earlier of the date determined by the Compensation Committee and specified in the award agreement or the seventh anniversary from the date granted. However, if a Participant ceases to be an Eligible Person for any reason, other than the death of the Participant or termination of the Participant for cause, the Stock Appreciation Rights will terminate on the date which is 180 days following the date of termination of the Participant’s directorship, active employment or active engagement, as applicable, with PolyMet, or such earlier or later date as the Compensation Committee may determine but no later than the Expiry Date. If the Participant is terminated as a director, officer, employee or consultant of PolyMet for cause, Stock Appreciation Rights will terminate on the date of notice of such termination, specifically without regard to any period of reasonable notice or any salary continuance. If a Participant dies, then the Stock Appreciation Rights will continue to become exercisable during the period ending on the earlier of (i) 12 months after the death of the Participant and (ii) the Expiry Date.

             Assignability. Awards granted under the Omnibus Plan are non-transferable and non-assignable to anyone other than to a “permitted assign” as defined in the Omnibus Plan.

             Procedure for Amending. The Compensation Committee has the right at any time to amend the Omnibus Plan or any Award agreement under the Omnibus Plan provided that shareholder approval has been obtained by ordinary resolution, including any amendment that would: (i) increase the number of Common Shares, or rolling maximum percentage, reserved for issuance under the Omnibus Plan; (ii) reduce the exercise price per Common Share under any option or Stock Appreciation Right or cancel any option or Stock Appreciation Right and replace such option or Stock Appreciation Right with an option or Stock Appreciation Right with a lower exercise price per Common Share; (iii) extend the term of an Award beyond its original expiry time; (iv) increase the limit on the participation by independent directors in the Omnibus Plan; or (v) permit an Award to be transferable or assignable to any person other than in accordance with the Omnibus Plan.

             Notwithstanding the foregoing, shareholder approval is not required for amendments of a clerical nature, amendments to reflect any regulatory authority requirements (including those of the Toronto Stock Exchange), amendments to vesting provisions of option agreements, amendments to the expiry date of options so long as such amendments do not extend options past the original date of expiration, and any amendments which provide for a cashless exercise feature with respect to an option so long as the feature provides for the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Omnibus Plan.

             Financial Assistance. PolyMet does not provide financial assistance to Participants to facilitate the purchase of Common Shares upon the exercise of options granted under the Omnibus Plan. However, there may be certain financial assistance provided by PolyMet for other types of Awards, subject to applicable law and the rules and policies of any securities regulatory authority or stock exchange with jurisdiction over PolyMet.

             Other Material Information. Appropriate adjustments to the Omnibus Plan and to Awards granted thereunder are to be made to give effect to adjustments in the number and type of Common Shares (or other securities or other property) resulting from subdivisions, consolidations, substitutions, or reclassifications of Common Shares, payment of stock dividends or other changes in PolyMet’s capital. In the event of any merger, acquisition, amalgamation, arrangement or other scheme of reorganization that results in a change of control, the Compensation Committee will, in an appropriate and equitable manner: (i) determine the purchase price or exercise price with respect to any Award, provided, however, that the number of Common Shares covered by any Award or to which such Award relates is always a whole number; or (ii) determine the manner in which all unexercised option rights granted under the Omnibus Plan will be treated; (iii) offer any Participant the opportunity to obtain a new or replacement option over any securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares under option and the exercise price (and otherwise substantially upon the terms of the option being replaced, or upon terms no less favourable to the Participant); or (iv) commute for or into any other security or any other property or cash, any option that is still capable of being exercised, upon giving to the Participant to whom the Award has been granted at least 30 days written notice of its intention to commute the option, and during such period of notice, the option, to the extent it has not been exercised, can be exercised by the Participant without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the option will lapse and be cancelled.

             Control Change and Going Private Transaction. In addition to the foregoing, in the event of a transaction that, if completed could result in a change of control (including a take over bid), a Participant may exercise all Options granted to the Participant, but only for the purposes of participating in such transaction. In the event all of the equity interests in PolyMet are acquired without the substitution of an equivalent equity interest (a “going private transaction”), PolyMet may terminate the Options at the time of and subject to the completion of such going private transaction by giving at least 10 days prior written notice of such termination to the Participant and paying to the Participant at the time of completion of such going private transaction an amount equal to the fair value of such Option as determined by a recognized investment dealer in Canada as selected by the Compensation Committee for this purpose.

Share Bonus Plan

             In 2003, PolyMet established the Share Bonus Plan for its directors and key employees and consultants (the “Key Employees”). The directors and Key Employees are collectively referred to as the “Share Bonus Plan Participants”. The Share Bonus Plan provides for our Common Shares to be issued to the Share Bonus Plan Participants upon PolyMet reaching certain identifiable milestones in its business plan, and is intended to reward the Share Bonus Plan Participants for their unique expertise and experience in achieving these milestones. Our board of directors is of the view that, from a corporate governance perspective, it is more appropriate to provide a reward mechanism of this nature than to provide incentives to its Key Employees exclusively in the form of incentive stock options or other awards granted under the Omnibus Plan, since our share price can vary in accordance with a range of external factors not related to the performance of management and its Key Employees.

             The Share Bonus Plan was initially adopted by our board of directors on November 5, 2003, at which time the market price of our shares was $0.19 per share. The Share Bonus Plan was approved by 98.42% of our disinterested shareholders at our Annual General and Special Meeting held on May 28, 2004.

             On November 4, 2004, PolyMet adopted, and the shareholders approved, revisions to the existing Share Bonus Plan which limited the aggregate number of shares that may be issued under the Share Bonus Plan and PolyMet’s Incentive Stock Option plan to not more than 20% of our issued shares from time to time. As a result, at that time, the number of shares issuable under the Share Bonus Plan was limited to Milestones l and 2, for an aggregate number of 2,890,000 Common Shares. Milestone 1 and Milestone 2 have been reached and the 2,890,000 shares issuable upon the achievement of Milestone 1 and Milestone 2 have been issued.

             At our Annual General and Special Meeting held on June 21, 2006, 98.82% of our disinterested shareholders approved the issue of a total of 2,350,000 shares to the Share Bonus Plan Participants upon the attainment of Milestone 3 - completion of a bankable feasibility study which indicates that production from our NorthMet Property is commercially feasible. Milestone 3 was met on October 24, 2006 and the 2,350,000 shares issuable upon the achievement of Milestone 3 have been issued.

             At our Annual General and Special Meeting held on June 27, 2007, 97.83% of our disinterested shareholders approved PolyMet’s Omnibus Plan. The Omnibus Plan provided for the issuance of a total of 5,940,000 common shares under the Share Bonus Plan, of which 3,640,000 common shares remain to be issued upon achievement of Milestone 4.

             At our Annual General and Special Meeting held on June 17, 2008, 84.13% of our disinterested shareholders approved the issuance of 3,640,000 shares of PolyMet under the Share Bonus Plan upon PolyMet reaching Milestone 4 – commencement of commercial production for our NorthMet Property.

Outstanding Share-Based Awards and Option-Based Awards

             The following table provides a summary of outstanding share-based awards and option-based awards earned during the financial year ended January 31, 2012 by our NEO’s:

Table on Outstanding share-based awards and option-based awards

	Option-based Awards				Share-based Awards

					Number of	Market or
	Number of				shares or units	payout
	securities			Value of	of shares	value
	underlying	Option		unexercised	that	of share-based
	unexercised	exercise	Option	in-the-money	have not	awards that
	options	price	expiration	options	vested	have not vested
Name	(#)	($)	date	(US$)(1)	(#)(2)	(US$)

Joseph	200,000	C$2.97	Jun. 19, 2013	$136,000	370,000(3)	$555,000
Scipioni	300,000	C$3.30	Jan. 5, 2014	$Nil
President and CEO	250,000	U$2.92	Mar. 12, 2014	$Nil
	100,000	U$2.72	Feb. 15, 2015	$Nil
	200,000	U$0.82	Feb. 17, 2016	$Nil

Douglas	40,000	C$0.94	Jun. 15, 2012	$85,000	45,000(4)	$67,500
Newby	210,000	C$1.36	Sept. 19, 2012	$Nil
CFO	100,000	C$1.15	Dec. 5, 2012	$Nil
	500,000	C$2.76	Mar. 20, 2013	$Nil

Niall Moore	275,000	C$3.82	Sept. 1, 2013	$50,750	18,000(4)	$27,000
Group Controller	175,000	C$3.30	Jan. 5, 2014	$Nil
and Corporate	75,000	U$0.82	Jan. 30, 2016	$Nil
Secretary

Bradley	300,000	U$2.17	Jan. 25, 2018	$Nil	Nil	Nil
Moore
Executive Vice
President,
Environmental and
Governmental
Affairs

Notes:	(1)	Represents the cumulative value of unexercised in-the-money options at January 31, 2012 for each NEO.
	(2)	Represents Milestone 4 of the Share Bonus Plan.
	(3)	Includes Milestone 4 of the Share Bonus Plan (340,000 common shares) and 30,000 Restricted Stock Units.
	(4)	Represents Restricted Stock Units and Restricted Stock only.

Value Vested or Earned During the Year

             The following table sets out for each NEO information concerning the value of incentive plan awards – option-based and share-based awards as well as non-equity incentive plan compensation – vested or earned during the financial year ended January 31, 2012.

Table on Incentive plan awards - value vested or earned during the year

Name	Option-based awards - Value vested during the year ($)	Share-based awards -Value vested during the year(1) ($)	Non-equity incentive plan compensation -Value earned during the year ($)

Joseph Scipioni President and CEO	Nil	Nil	Nil

Douglas Newby CFO	Nil	Nil	Nil

Niall Moore Group Controller and Corporate Secretary	Nil	Nil	Nil

Bradley Moore Executive Vice President, Environmental and Governmental Affairs	Nil	Nil	$15,000

Notes:	(1)

Includes Restricted Stock Units and Restricted Stock. During the year ended January 31, 2012, the Company granted bonuses comprising 327,500 restricted shares for U.S. employees and consultants and restricted share units for Canadian employees and consultants. 50% of each award to be issued upon receipt of permits and the balance to be issued upon the start of production. 259,000 shares of the restricted shares were issued in trust to a third party.

Securities Authorized for Issuance Under Equity Compensation Plans

             The following table provides an aggregate summary of information with respect to our compensation plans under which our equity securities are authorized for issuance in effect as of January 31, 2012:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights under compensation plans as at January 31, 2012	Weighted-average exercise price of outstanding options, warrants and rights under compensation plans as at January 31, 2012	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) under compensation plans as at January 31, 2012

Equity compensation plans approved by securityholders(1)	11,195,000	$2.32	5,951,312

Equity compensation plans approved by securityholders(2)	3,640,000	N/A	1,000,000

Equity compensation plans approved by securityholders(3)	327,500	N/A	Nil

Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	15,162,500	N/A	6,951,312

Notes:	(1)	Includes the Omnibus Plan.
	(2)	Includes the Share Bonus Plan.
	(3)	Includes Restricted Stock Units and Restricted Stock.

Remuneration of Directors

             The following table sets forth all annual compensation paid to directors of PolyMet at January 31, 2012, other than Messr Scipioni whose compensation as a director is fully reflected in the summary compensation table for NEO’s.

Name	Fees Earned ($)	Option Awards (#)	Option Awards ($)	Share- based Awards(1) ($)	All other Compensation ($)	Total ($)
Dr. David Dreisinger	40,000	Nil	Nil	Nil	Nil	40,000
W. Ian L. Forrest	50,000	Nil	Nil	Nil	Nil	50,000
Alan Hodnik	30,000	250,000	166,050	Nil	Nil	196,050
William Murray	40,000	Nil	Nil	71,400	Nil	111,400
Stephen Rowland	Nil	Nil	Nil	Nil	Nil	Nil
Michael Sill	35,000	250,000	166,050	Nil	Nil	201,050
Frank L. Sims	50,000	250,000	166,050	Nil	Nil	216,050

Notes:	(1)	Includes Restricted Stock Units and Restricted Stock issued to Mr. Murray related to his tenure as Executive Chairman until December 31, 2010.

Employment Contracts, Termination of Employment and Change in Control Agreements

             We believe that severance and change of control benefits are necessary in order to attract and retain high calibre executive talent.

             PolyMet has amended and restated the executive employment agreements with each of our NEO’s. The following is a summary of the executive employment agreements entered into with our NEO’s, including payments to be made by us to each of the NEO’s in the event of their resignation, retirement or other termination of employment or a change of control of us or any of our subsidiaries.

             With respect to change in control benefits, we provide compensation if an NEO is terminated in connection with a change of control transaction on a “double trigger” basis, meaning that before such executive can receive compensation: (i) a change in control must occur; and (ii) within 90 days of such change of control, the NEO’s employment must be terminated for good reason or without cause. Change of control benefits are granted to motivate our NEO’s to act in the best interests of our shareholders by removing the distraction of post-change of control uncertainties faced by executive officers with regard to their continued employment and compensation. We believe that the “double trigger” change of control compensation is consistent with market practices and is attractive in maintaining continuity and retention of key management personnel.

             Joseph Scipioni, our President, Chief Executive Officer and Chief Operating Officer, is employed by our wholly owned subsidiary, Poly Met Mining, Inc. Mr. Scipioni is entitled to an annual salary of US$275,100 plus an annual cash bonus as determined by our Compensation Committee in its sole discretion. Our agreement with Mr. Scipioni also contains provisions for payments on termination of his employment and confidentiality and non-competition provisions (within 500 kilometers of any mineral property in which we have an interest)

             Douglas Newby, our Chief Financial Officer, is employed by our wholly owned subsidiary, Poly Met Mining, Inc. Mr. Newby is entitled to an annual salary of US$250,000 plus an annual cash bonus as determined by our Compensation Committee in its sole discretion. In addition, Mr. Newby is entitled to a bonus of not less than US$100,000 upon our obtaining and approving a commitment for senior construction financing. Our agreement with Mr. Newby also contains provisions for payments on termination of his employment and confidentiality and non-competition provisions (within 500 kilometers of any mineral property in which we have an interest).

             Niall Moore, our Group Controller and Corporate Secretary, is employed by the Company. Mr. Moore is entitled to an annual salary of USC$177,000 plus an annual cash bonus as determined by our Compensation Committee in its sole discretion. Our agreement with Mr. Moore also contains provisions for payments on termination of his employment and confidentiality and non-competition provisions (within 500 kilometers of any mineral property in which we have an interest).

             Bradley Moore, our Executive Vice President, Environmental and Governmental Affairs, is employed by our wholly owned subsidiary, Poly Met Mining, Inc. Mr. Moore is entitled to an annual salary of US$170,004 plus an annual cash bonus as determined by our Compensation Committee in its sole discretion. Our agreement with Mr. Moore also contains provisions for payments on termination of his employment and confidentiality and non-competition provisions (within 50 kilometers of any mineral property in which we have an interest).

             The following table shows the estimated compensation where an NEO is terminated without cause, or following a change in control as if the termination occurred on January 31, 2012:

Named Executive Officer	Title	Termination Without Cause	Termination Change in Control
Joseph Scipioni	President and Chief Executive Officer	US $798,500	US $798,500
Douglas Newby	Chief Financial Officer	US $750,000	US $750,000
Niall Moore	Group Controller and Corporate Secretary	US $354,000	US $531,000
Bradley Moore	Executive Vice President, Environmental and Governmental Affairs	US $340,008	US $340,008

             Severance benefits are appropriate, particularly with respect to a termination without cause since in that scenario, both PolyMet and the NEO have a mutually agreed upon severance package that is in place prior to any termination event which provides us with certainty and the flexibility to make a changes in executive management if such change is in our shareholders’ best interests.

             Severance and change in control benefits are negotiated and set with regard to the experience level of the individual, the complexity of the position and other relevant market factors.

             PolyMet views the severance and change of control arrangements as an integral part of its NEO retention plans.

STATEMENT ON CORPORATE GOVERNANCE

             On June 30, 2006, National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 - Corporate Governance Guidelines came into force in every province and territory in Canada. In addition, PolyMet is subject to National Instrument 52-110 - Audit Committees, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees and defines the meaning of independence with respect to directors. These reflect current regulatory guidelines of the Canadian Securities Administrators (CSA) as well as certain U.S. initiatives under the Sarbanes-Oxley Act of 2002 and newly adopted corporate governance rules of the NYSE and NASDAQ National Market.

             PolyMet’s Corporate Governance Disclosure in the form required by the Disclosure Instrument is set out in Schedule “B”.

             The Common Shares are listed on NYSE MKT (formerly the NYSE Amex). Section 110 of the NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of a non-U.S. issuer in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. PolyMet has obtained relief under this provision. Section 123 of the NYSE MKT Company Guide requires a quorum of not less than 33-1/3 of a listed company's shares issued and outstanding entitled to vote at a meeting of shareholders. Under PolyMet’s Articles the quorum for the Meeting is two of our shareholders present in person or by proxy holding or representing more than 5% of our Common Shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

             No director, executive officer, proposed nominee for election as a director, nor any of their respective associates or affiliates is or has been at any time since the beginning of the last completed financial year indebted to PolyMet.

DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE

Indemnification of Directors or Officers

             There is no indemnification payable this financial year to directors or officers of PolyMet.

Directors and Officers’ Insurance

             We maintain liability insurance for our directors and officers in the aggregate amount of US$15,000,000. The current annual premium of US$128,520 is paid by us.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

             Other than as disclosed herein, we are not aware of any material interest, direct or indirect, involving any director or executive officer or proposed nominee for election as a director or any shareholder who holds more than 10% of our outstanding voting securities, or any associate or affiliate of any of the foregoing, which has been entered into since the commencement of our last completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect PolyMet or any of our subsidiaries.

DOCUMENTS INCORPORATED BY REFERENCE

             The following documents filed with the securities commissions or similar authorities in each of the provinces of Canada and in the United States, are specifically incorporated by reference into and form an integral part of this Management Proxy Circular:

  the audited consolidated financial statements of the Company for the fiscal year ended January 31, 2012, together with the notes thereto and the auditors’ report thereon;

  management’s discussion and analysis for the fiscal year ended January 31, 2012; and

  Form 20-F for the fiscal year ended January 31, 2012.

             All documents of the type referred to above and material change reports (other than any confidential material change reports) that are filed by us with a securities commission or any similar authority in Canada or the United States after the date of this Management Proxy Circular and prior to the Meeting will be deemed to be incorporated by reference into this Management Proxy Circular.

             Any statement contained in this Management Proxy Circular or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Management Proxy Circular to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

             The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Management Proxy Circular.

ADDITIONAL INFORMATION

             Additional information relating to PolyMet, including the documents incorporated by reference referred to above, may be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov under the company name “PolyMet”. Additional financial information is provided in our audited consolidated financial statements and our MD&A for our most recently completed financial year. Copies of our financial statements and MD&A can be obtained by contacting the Corporate Secretary of PolyMet in writing at 390 – 3600 Lysander Lane, Richmond, British Columbia V7B 1C33 or by e-mail at www.polymetmining.com. Copies of such documents will be provided to shareholders free of charge.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

             Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not now known to us shall properly come before the said Meeting, the Form of Proxy given pursuant to the solicitation by management will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

APPROVAL

             The contents and the sending of this Management Proxy Circular have been approved by the board of directors of PolyMet.

             DATED at Vancouver, British Columbia, as of the 7th day of June, 2012.

By Order of the Board of Directors

signed “Joseph M. Scipioni”
Director, President, Chief Executive Officer
& Chief Operating Officer

SCHEDULE “A”
POLYMET MINING CORP.

TEXT OF THE SHARE CAPITAL RESOLUTION

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The authorized share structure of PolyMet be altered by creating an unlimited number of Preferred shares without par value, issuable in series, including an unlimited number of Preferred shares without par value, and the Notice of Articles of PolyMet be altered accordingly.

2.

The Articles of PolyMet be altered by adding thereto Part 28, in the form attached hereto as Appendix “I”, which creates, defines and attaches to the Common shares and the Preferred shares, the special rights and restrictions described therein, such alterations to the Articles not to take effect until the Notice of Articles of PolyMet is altered as described in paragraph 1 above.

3.

The board of directors of PolyMet may elect not to proceed with the foregoing alterations of the Notice of Articles and Articles of PolyMet or otherwise give effect to these special resolutions, at any time prior to filing the Notice of Alteration of the Notice of Articles of PolyMet with the British Columbia Registrar of Companies without further approval, ratification or confirmation of the shareholders of PolyMet.

APPENDIX “I”
PART 28

SPECIAL RIGHTS AND RESTRICTIONS

28.1                   In this Article, the following terms shall have the following meanings:

(a)	Common shares without par value shall hereinafter be referred to as “Common Shares”.

(b)	Preferred shares without par value shall hereinafter be referred to as “Preferred Shares”.

(c)	Series 1 Preferred shares without par value shall hereinafter be referred to as “Series 1 Preferred Shares”.

28.2                   The holders of the Common Shares shall be entitled to receive notice of, attend and be heard at any meeting of shareholders of the Company, excepting a meeting of the holders of shares of another class, as such, and excepting a meeting of the holders of a particular series, as such. Unless provided otherwise in any rights which may be attached to any series of the Preferred Shares, including the Series 1 Preferred Shares, the holders of the Preferred Shares shall not be entitled to receive notice of, attend or vote at any meeting of shareholders of the Company.

28.3                   With respect to the declaration and payment of dividends, the holders of Preferred Shares, including the Series 1 Preferred Shares, shall rank prior to the holders of the Common Shares, or any other shares of the Company ranking junior to the Preferred Shares.

28.4                   In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or other distribution of the property or assets of the Company among its shareholders for the purpose of winding up its affairs:

(a)

the holders of the Preferred Shares, including the Series 1 Preferred Shares, shall be entitled to receive, for each Preferred Share held, from the property and assets of the Company, a sum equivalent to the amount paid up thereon together with the premium (if any) thereon and any dividends declared thereon before any amount shall be paid or any property or asset of the Company is distributed to the holders of the Common Shares or any other shares ranking junior to the Preferred Shares with respect to repayment of capital. After payment to the holders of the Preferred Shares of the amount so payable to them, the holders of the Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Company except as specifically provided in special rights and restrictions attached to any particular series of Preferred Shares; and

(b)

the holders of the Common Shares shall be entitled to receive the remaining property of the Company after payment to the holders of the Preferred Shares or any other shares ranking senior to the Common Shares.

Preferred Shares

28.5                   Preferred Shares may, at any time and from time to time, be issued in one or more series, and, subject to paragraph 28.6 below, the Company may, by directors’ resolution or ordinary resolution, in each case as determined by the directors, do one or more of the following:

(a)

determine the maximum number of shares of any of those series of Preferred Shares that the Company is authorized to issue, determine that there is no maximum number or alter any determination made, under this paragraph or otherwise, in relation to a maximum number of those shares, and authorize the alteration of the Notice of Articles accordingly;

(b)

alter these Articles, and authorize the alteration of the Notice of Articles, to create an identifying name by which the shares of any of those series of Preferred Shares may be identified or to alter any identifying name created for those shares; and

(c)

alter these Articles, and authorize the alteration of the Notice of Articles, to attach special rights or restrictions to the shares of any of those series of Preferred Shares or to alter any special rights or restrictions attached to those shares, subject to the special rights and restrictions attached to the Preferred Shares by this Article 28.

28.6                   If the alterations, determinations or authorizations contemplated by paragraph 28.5 above are to be made in relation to a series of shares of which there are issued shares, those alterations, determinations or authorizations may be made by ordinary resolution.

28.7                   The special rights and restrictions that may be attached to a series of Preferred Shares pursuant to paragraph 28.5(c) above may include, without in any way limiting or restricting the generality of such paragraph, rights and restrictions respecting the following:

(a)	the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative, the dates, places and currencies of payment thereof;

(b)	the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium, conversion or exchange rights;

(c)	the terms and conditions of any share purchase plan or sinking fund;

(d)	the restrictions respecting the payment of dividends on, or the repayment of capital in respect of, any other shares of the Company;

(e)	voting; and

(f)	the issuance of any shares of any other class or series of shares of the Company or any evidences of indebtedness or any other securities convertible into or exchangeable for such shares.

28.8                   No special rights or restrictions attached to a series of Preferred Shares shall confer on the series of Preferred Shares priority over another series of Preferred Shares respecting:

(a)	dividends; or

(b)	a return of capital:

	(i)	on the dissolution of the Company; or

	(ii)	on the occurrence of any other event that entitles the shareholders holding the shares of all series of the Preferred Shares to a return of capital.

Series 1 Preferred Shares

28.9                   The Company may, at any time and from time to time, issue Series 1 Preferred Shares. The Company may, by directors’ resolution or ordinary resolution passed before the issue of any Series 1 Preferred Shares, in each case as determined by the directors or, if there are issued Series 1 Preferred Shares, by ordinary resolution, do one or more of the following:

(a)

determine the maximum number of the Series 1 Preferred Shares that the Company is authorized to issue, determine that there is no maximum number or alter any determination made, under this paragraph or otherwise, in relation to a maximum number of those shares, and authorize the alteration of the Notice of Articles accordingly;

(b)	alter these Articles, and authorize the alteration of the Notice of Articles, to alter the name of the Series 1 Preferred Shares; and

(c)

alter these Articles, and authorize the alteration of the Notice of Articles, to attach special rights or restrictions to the Series 1 Preferred Shares or to alter any special rights or restrictions attached to those shares, subject to the special rights and restrictions attached to the Preferred Shares by this Article 28.

28.10                 The special rights and restrictions that may be attached to the Series 1 Preferred Shares pursuant to paragraph 28.9(c) above may include, without in any way limiting or restricting the generality of such paragraph, rights and restrictions respecting the following:

(a)	the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative and the dates, places and currencies of payment thereof;

(b)	the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium, conversion or exchange rights;

(c)	the terms and conditions of any share purchase plan or sinking fund;

(d)	the restrictions respecting the payment of dividends on, or the repayment of capital in respect of, any other shares of the Company;

(e)	voting rights; and

(f)	the issuance of any shares of any other class or series of shares of the Company or any evidences of indebtedness or any other securities convertible into or exchangeable for such shares.

28.11                 No special rights or restrictions attached to the Series 1 Preferred Shares shall confer on the Series 1 Preferred Shares priority over another series of Preferred Shares respecting:

(a)	dividends; or

(b)	a return of capital:

	(i)	on the dissolution of the Company; or

	(ii)	on the occurrence of any other event that entitles the shareholders holding the shares of all series of the Preferred Shares to a return of capital.

SCHEDULE “B”

POLYMET MINING CORP.
CORPORATE GOVERNANCE DISCLOSURE

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			OUR CORPORATE GOVERNANCE PRACTICES
1.		Board of Directors

	(a)	Disclose the identity of directors who are independent.	As at June 1, 2012, our board of directors have determined that W. Ian L. Forrest, Frank L. Sims, David Dreisinger, Alan R. Hodnik, Michael M. Sill and Stephen Rowland are “independent”.

Under the Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices, a director is “independent” if he or she has no direct or indirect material relationship with us that could, in the view of our board of directors, be reasonably expected to interfere with the exercise of that director’s independent judgment.

	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Our board of directors has determined that William Murray and Joseph Scipioni are not independent. Mr. Murray served as our Executive Chairman until December 31, 2010. Mr. Scipioni serves as our President, Chief Executive Officer and Chief Operating Officer.

	(c)	Disclose whether or not a majority of directors are independent.	A majority of our directors are independent.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Our directors who are directors of other reporting issuers (or the equivalent) are:
		Name	Reporting Issuer
		Dr. David Dreisinger	Search Minerals, Inc.
		W. Ian L. Forrest	Poros SAS Georex SA, France
		William Murray	Prospero Silver Corp. Aura Minerals Inc.
		Frank Sims	Piper Jaffray Companies South Jersey Industries
(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

Our directors hold regularly scheduled meetings around the time of full board meetings at which members of management are not present. In addition, our independent directors regularly hold informal meetings by telephone or in person at which non-independent directors and members of management are excluded.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		OUR CORPORATE GOVERNANCE PRACTICES

1.	(f)

Disclose whether or not the Chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Co-Chairmen of the Board, W. Ian L. Forrest and Frank Sims, are both independent directors.

The roles and responsibilities of the Co-Chairman are to provide effective Board leadership, oversee all aspects of the Company’s direction and administration and ensure that the Board carries out its responsibilities effectively and build a healthy corporate governance culture.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance record of each of our present and former directors for all board of directors meetings for the period February 1, 2011 to January 31, 2012 is as follows:
		Name	Attendance
		Dr. David Dreisinger	4/6
		W. Ian L. Forrest	6/6
		Alan Hodnik	5/6
		William Murray	4/6
		Stephen Rowland	6/6
		Joseph Scipioni	6/6
		Michael Sill	6/6
		Frank Sims	6/6
2.		Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The Board Mandate was approved by the board of directors on January 16, 2008. The Board Mandate is attached to this Management Proxy Circular as Schedule C.
3.	(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The board of directors has developed a written position for the Co-Chair and the Committee Chairs. The Charter of each Committee sets out the responsibilities, duties and authority of all Committee members.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			OUR CORPORATE GOVERNANCE PRACTICES

3.	(b)

Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.

The board of directors and the Chief Executive Officer have developed a written position description of the Chief Executive Officer.
4.	(a)	Briefly describe what measures the board takes to orient new directors regarding:	New directors are provided with an information package on PolyMet, which includes mandates of certain board committees, corporate disclosure policy and code of ethics.

(i) the role of the board, its committees and its directors, and

		(ii) the nature and operation of the issuer’s business.	Orientation as to the nature and operation of the issuer’s business occurs through attendance at board strategy sessions and through informal meetings.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.

W. Ian L. Forrest is a member of the Institute of Chartered Accountants of Scotland and as such undertakes continuing professional development.

Our directors are made aware of their responsibility to keep themselves up to date with best director and corporate governance practice and are encouraged and funded to attend seminars that will increase their own and our board of directors’ effectiveness.

The directors were briefed on board duties and responsibilities by corporate counsel following their re- election in July 2011 and are updated by management at each face-to-face board meeting.
5.	(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Our board of directors has adopted a written Code of Business Conduct and Ethics, (the “Code”), for its directors, officers and employees.
		disclose how an interested party may obtain a copy of the written code.	A copy of our Code is available on our website at www.polymetmining.com.
(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board ensures compliance with its code; and	Our board monitors compliance with the Code through its Audit Committee and our Corporate Secretary. In addition to answering questions or concerns regarding the Code, our Corporate Secretary is responsible for: investigating possible violations of the Code (in conjunction with the Audit Committee) and ensuring that new directors, officers and employees are given a copy of the Code including any referenced policies.

(iii)	provide a cross-reference to any material change report(s) filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	No material change reports have been filed by us since February 1, 2011, the beginning of our most recently completed financial year, that pertain to any conduct of a director or executive officer that constitutes a departure from our Code.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			OUR CORPORATE GOVERNANCE PRACTICES

5.	(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Our board of directors takes measures to exercise independent judgment in considering transactions and agreements in respect of which any of our directors or executive officers may have a material interest. Where appropriate, our directors absent themselves from portions of a meeting of our board of directors or of a board committee to allow independent discussion of points in issue.

We comply with the relevant provisions under the Business Corporations Act (British Columbia) that deal with conflict of interest situations. Through directors’ and officers’ questionnaires and other systems, we also gather and monitor relevant information in relation to potential conflicts of interest that a director or officer may have.

	(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

Our board evaluates and ensures the integrity of the Chief Executive Officer and other executive officers, and ensures that the Chief Executive Officer and other executive officers create a culture of integrity and conduct themselves in an ethical manner and in compliance with applicable laws and rules, audit and accounting principles, and our governing policies.

Our board reviews, adopts, and confirms distribution of, the Code and other governing policies, as applicable.

Our directors, officers and employees are reminded on an annual basis that they are responsible for reading, understanding and complying with the Code and related policies and, in the case of directors, also with the Board Mandate.

6.	(a)	Describe the process by which the board identifies new candidates for board nomination.

Our Nominating and Corporate Governance Committee has the primary responsibility for identifying, evaluating, reviewing and recommending qualified candidates to serve on our board, including consideration of any potential conflicts of interest as well as applicable independence and experience requirements.

In making its recommendations to our board on director nominees, the Nominating and Corporate Governance Committee considers what competencies and skills our board as a whole should possess, it assesses what competencies and skills each existing director possesses, and then it assesses what competencies and skills each nominee will bring to our board and whether such nominee is independent and can devote sufficient time and resources to his or her duties as a board member.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

Our Nominating and Corporate Governance Committee is composed entirely of independent directors. The members of the Nominating and Corporate Governance Committee are Frank Sims, W. Ian L. Forrest, Alan R. Hodnik and Stephen Rowland.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			OUR CORPORATE GOVERNANCE PRACTICES

6.	(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating and Corporate Governance Committee Charter was approved by the board of directors on January 16, 2008. An updated charter was approved by the board of directors on November 3, 2010. The Nominating and Corporate Governance Committee Charter is attached to this Management Proxy Circular as Schedule D.

The Nominating and Corporate Governance Committee has full access to our books, facilities, records and personnel to allow it to discharge its responsibilities, and may retain the advice and assistance of those internal or external legal, accounting or other advisors it deems necessary or appropriate.

7.	(a)	Describe the process by which the board determines the compensation for your company’s directors and officers.

Compensation for directors and officers is determined by our Compensation Committee. In determining compensation for our directors, the Compensation Committee internally reviews director compensation paid by companies with a comparable profile to us. In determining compensation for officers, the Compensation Committee utilizes the process described in our Management Proxy Circular under the heading “Statement of Executive Compensation - Objectives Executive Compensation”.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

Our Compensation Committee is composed entirely of independent directors. The members of the Committee are W. Ian L. Forrest, Alan R. Hodnik, Stephen Rowland and Frank Sims.
	(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Compensation Committee Charter was approved by the board of directors on January 16, 2008. The Compensation Committee Charter is attached to this Management Proxy Circular as Schedule E.

The Compensation Committee has full access to our books, facilities, records and personnel to allow it to discharge its responsibilities, and may retain the advice and assistance of those internal or external legal, accounting or other advisors it deems necessary or appropriate.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

None.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		OUR CORPORATE GOVERNANCE PRACTICES

8.	Other Board Committees - If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.

We also have a Safety, Health and Environmental Committee and that committee’s Charter was approved by the board of directors on July 11, 2008. The Safety, Health and Environmental Committee Charter is attached to this Management Proxy Circular as Schedule F.

The members of the Committee are Joseph Scipioni, Dr. David Dreisinger and Michael M. Sill.

The Committee’s purpose is to ensure that PolyMet conducts its activities in a way that will promote sustainable development, protect human life and the preservation of the environment.
9.

Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that it, its committees, and individual directors are performing effectively.

Our Nominating and Corporate Governance Committee is mandated to ensure that the contributions of board members, committees of the board, and our board as a whole, are reviewed on an annual basis. Additionally, our Nominating and Corporate Governance Committee monitors the quality of the relationship between our management and our board of directors, in order to recommend ways to improve that relationship.

SCHEDULE “C”

POLYMET MINING CORP.

MANDATE FOR THE BOARD OF DIRECTORS

1.        PURPOSE

The Board has responsibility for the stewardship of PolyMet Mining Corp. (the “Company”) by supervising the Company’s affairs with the goal of enhancing shareholder value and maintaining a culture of integrity throughout the Company.

2.        STRUCTURE AND OPERATIONS

The Board shall be composed of not less than five (5) directors and shall have a majority of independent directors. The members of the Board shall be nominated by the Nominating and Corporate Governance Committee and appointed or reappointed at the annual general meeting of the shareholders of the Company (the “AGM”). Directors may be nominated to bring special expertise or perspective to Board deliberations; however, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.

The Board shall appoint or reappoint, at the meeting of the Board immediately following the AGM, a chairman among their number. The chairman shall serve as a liaison between the Board and members of the Company’s management team (“Management”).

Meetings of the board shall be held on a quarterly basis, provided that due notice is given and a quorum of a majority of the members is present. Where a meeting is not possible, resolutions in writing which are signed by all members of the Board are as valid as if they had been passed at a duly held meeting. The frequency and nature of the meeting agendas are dependent upon business matters and affairs which the Company faces from time to time.

To facilitate the functioning of the Board independently of Management:

(a)	the proportion of members of Management on the Board shall be limited to a minority of the directors;

(b)	when appropriate, members of Management shall not be present for the discussion and determination of certain matters at meetings of the Board;

(c)	under the By-laws of the Company, a director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must call a meeting of the directors at any time; and

(d)	Management’s compensation shall be reviewed, in their absence, by the Compensation Committee.

The Board shall discharge its responsibilities for the stewardship of the Company directly or with the assistance of the following four (4) standing committees:

(a)	Audit Committee;

(b)	Nominating and Corporate Governance Committee;

(c)	Compensation Committee, and

(d)	Safety, Health and Environment Committee.

When appropriate, ad hoc committees shall be appointed by the Board to address certain issues of a more short-term nature.

3.        SPECIFIC DUTIES OF THE BOARD

As part of the Board’s overall responsibility for the stewardship of the Company, its principle duties include, but shall not be limited to, the following:

Oversight of Management

1.	The Board shall approve the appointment of the President and CEO and all other officers, and approve the compensation of officers based upon the recommendations of the Compensation Committee.

2.	To the extent possible, the Board shall satisfy itself as to the integrity of the officers and ensure that they create a culture of integrity throughout the Company.

3.

The Board has delegated authority to the President and CEO for the overall management of the Company, including strategy and operations, to ensure the long term success of the Company and to maximize shareholder value.

4.	The Board may from time to time delegate authority to other officers, subject to specified limits.

5.

Review and prior approval by the Board shall be required for all material transactions in which the Company is involved including, without limitation, the acquisition or disposition by the Company of significant assets and properties, the issuance of securities and any matters that are outside the scope of authority delegated to officers.

6.	The Board shall regularly review and maintain the Company’s succession plan, which includes the appointment, training and monitoring of officers.

Board Organization

1.

The Board shall respond to recommendations received from the Nominating and Corporate Governance Committee, but shall retain the responsibility for managing its own affairs by approving the following: its composition; the candidates nominated for election; appointments to committees; the selection of the chairmen of the Board and of its committees, and committee charters.

2.

The Board may delegate certain responsibilities to its committees, including: the review and assessment of Board and officers compensation levels; the interim financial results; the performance of the Board and officers; the internal controls systems; the orientation and continuing education of Board members; and safety matters. However, the Board shall retain its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Monitoring of Financial Performance and other Financial Reporting Matters

The Board shall be responsible for the following:

1.	reviewing and questioning the strategies and plans of the Company;

2.

identifying principal business risks and ensuring the implementation of appropriate systems to manage such risks including, insurance coverage, conduct of material litigation and the effectiveness of internal controls;

3.	considering appropriate measures to be taken if the performance of the Company falls short of its goals;

4.	reviewing and upon the recommendations of the Audit Committee, approving the audited financial statements and notes thereto;

5.	overseeing the accurate reporting of the financial performance of the Company to its shareholders on a timely and regular basis;

6.	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards, and

7.	reviewing and approving those matters which the Board is required to approve under its governing legislation and documents, including the payment of distributions and material expenditures.

Policies and Procedures

The Board shall approve, maintain and monitor compliance with all policies, codes, charters and procedures developed to ensure that the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

Reporting

1.	The Board shall review and maintain the integrity of the internal control and management information systems of the Company.

2.

The Board shall implement measures for receiving feedback from stakeholders and ensure that material information is disseminated to the public in a timely manner and in accordance with the Company’s Corporate Disclosure Policy.

4.        SPECIFIC DUTIES OF EACH DIRECTOR

The following expectations and responsibilities are meant to serve as a framework to guide individual directors in their participation on the Board, with a view to enabling the Board to meet its duties and responsibilities:

1.	assuming a stewardship role and overseeing the management of the affairs of the Company;

2.	maintaining a clear understanding of the Company, including:

	(a)	its strategic and financial plans and objectives;

	(b)	emerging trends and issues;

	(c)	significant strategic initiatives;

	(d)	capital allocations and expenditures;

	(e)	principal business risks and management of such risks;

	(f)	internal systems, processes and controls;

	(g)	compliance with applicable laws and regulations, and

	(h)	governance, audit and accounting principles and practices.

3.

preparing for each Board and committee meeting by reviewing materials provided and requesting, where appropriate, information that will allow the director to properly participate in the deliberations, make informed business judgments and exercise oversight;

4.

absent a compelling reason, attend every Board and committee (of which the director is a member) meeting, and actively participating in deliberations and decisions. When attendance is not possible, a director should become familiar with the matters to be covered at the meeting;

5.	voting on all decisions of the Board or its committees, except when a conflict of interest may exist;

6.	preventing personal interests from conflicting with, or appearing to conflict with, the interests of the Company and disclosing details of such conflicting interests should they arise; and

7.	acting in the highest ethical manner and with integrity in all professional dealings.

Approved by the Board on January 16, 2008.

SCHEDULE “D”

POLYMET MINING CORP.
NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

1.        PURPOSE

The purpose of the Nominating & Corporate Governance Committee (in this charter, the “Committee”) is to identify and recommend qualified individuals as members of the Board and of its committees, to review and set out recommendations for non-stock based remuneration for Board members to the Board and to monitor and review PolyMet Mining Corp’s. (the “Company”) corporate governance practices and policies and make recommendations for changes when appropriate.

2.        STRUCTURE AND OPERATIONS

The Committee shall be composed of not less than three (3) directors. Members of the Committee shall be independent and appointed or reappointed at the meeting of the Board, immediately following the AGM, and in the normal course of business will serve a minimum of three (3) years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board may fill a vacancy that occurs in the Committee at any time.

The Board or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint at the meeting of the Board, immediately following the AGM, a chairman among their number. The chairman shall not be a former Officer of the Company and shall serve as a liaison between the Committee and Management.

Meetings of the Committee shall be held at least once annually, provided that due notice is given and a quorum of the majority of the members is present. Where a meeting is not possible, resolutions in writing which are signed by all members of the Committee are as valid as if they had been passed at a duly held meeting. The frequency and nature of the meeting agendas are dependent upon business matters and affairs which the Company faces from time to time.

The Committee shall report to the Board on its activities after each of its meetings. In addition, it shall review and assess the adequacy of this charter annually and, where necessary, recommend changes to the Board for approval. The Committee shall undertake and review with the Board an annual performance evaluation of the Committee.

3.        RESOURCES AND AUTHORITY

The committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to use internal personnel and to obtain advice and assistance from internal or external legal, accounting or other advisors and the funding for compensating any such external advisors. In addition, the Committee shall have sole authority to retain and terminate any search firms used to identify director candidates, and to approve the fees and other retention terms related to the appointment of such firms.

4.        SPECIFIC DUTIES

The Committee shall:

1.

review the composition of the Board, taking into consideration the current strengths, skills and experience of the Board; the strategic direction of the Company; the competencies and skills that the Committee considers to be necessary for the Board, as a whole, to possess; and the qualification of the current Board members;

2.	recommend to the Board nominees for election and re-election as members and specify the qualifications that each new nominee will bring to the Board, including without limitation:

	a.	personal qualities, characteristics, skills, experiences, accomplishments and reputation in the business community;

D-1

b.	current knowledge and contacts in the countries and/or communities in which the Company does business and in the Company’s industry sector or other industries relevant to the Company’s business;

c.	ability and willingness to commit adequate time and resources to Board and Committee matters, and be responsive to the needs of the Company, and

d.	compliance with all legal and regulatory requirements of a Board member.

3.	ensure that a comprehensive orientation is received by new directors and that continuing education opportunities are available to all directors;

4.

recommend to the Board prior to the annual meeting of the Board, the allocation of the directors to each of the committees of the Board. Where a vacancy occurs at any time in the membership of any committee of the Board, recommend to the Board a member to fill such vacancy;

5.	annually assess the performance of the Board, each director and the committees of the Board and make recommendations to the Board;

6.	review with the Board, on a regular basis, the methods and processes by which the Board fulfills its duties and responsibilities, including without limitation:

	a.	the size and composition of the Board;

	b.	the number and content of Board meetings;

	c.	resources available to the directors, and

	d.	the communication process between the Board, its committees and Management.

7.	recommend non-stock based directors’ compensation to the Board;

8.	review at least annually the corporate governance policies and practices and make appropriate recommendations for their improvement;

9.	prepare recommendations for the board regarding any reporting required or recommended on corporate governance (e.g. public disclosure documents required by the TSX guidelines);

10.	retain and compensate such independent advisors as it may deem necessary or advisable to permit it to carry out its duties. The expenses related to such engagement shall be funded by the Company;

11.	regularly evaluate the Company's succession planning process with respect to the Company's executive officers and recommend changes to the Board as appropriate;

12.	jointly with the Compensation Committee, oversee succession planning for the Company's executive officers;

13.	establish and regularly evaluate the process by which the Board and its committees evaluate their performance;

14.

oversee administration of the Company's code(s) of ethics and business conduct for employees, officers, agents and directors and as appropriate consider and approve any amendments to, or waivers granted to the Company's executive officers or directors under provision of the code;

15.

oversee administration of the Company's policy with respect to related party transactions, and review and either approve or disapprove related party transactions submitted to the Committee pursuant to such policy, and

16.	have such other powers and duties as delegated to it by the Board.

Approved by the Board on November 3, 2010.

D-2

SCHEDULE “E”

POLYMET MINING CORP.
COMPENSATION COMMITTEE CHARTER

1.        PURPOSE

The Compensation Committee (in this charter, the “Committee”) shall assist the Board in its oversight role with respect to PolyMet Mining Corp.’s (the “Company”) global human resource strategy, policies and programs, and all matters relating to the proper utilization of human resources within the Company, with special focus on management succession, development and compensation.

2.        STRUCTURE AND OPERATIONS

The Committee shall be composed of not less than three (3) directors. Members of the Committee shall be independent and appointed or reappointed at the meeting of the Board, immediately following the AGM, and in the normal course of business will serve a minimum of three (3) years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board may fill a vacancy that occurs in the Committee at any time.

The Board or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the meeting of the Board immediately following the AGM, a chairman among their number. The chairman shall not be a former officer of the Company and shall serve as a liaison between the Committee and Management.

Meetings of the Committee shall be held at least once annually, provided that due notice is given and a quorum of a majority of the members is present. Where a meeting is not possible, resolutions in writing which are signed by all members of the Committee are as valid as if they had been passed at a duly held meeting. The frequency and nature of the meeting agendas are dependent upon business matters and affairs which the Company faces from time to time.

The Committee shall report to the Board on its activities after each of its meetings. In addition, it shall review and assess the adequacy of this charter annually and, where necessary, recommend changes to the Board for approval. The Committee shall undertake and review with the Board an annual performance evaluation of the Committee.

3.        SPECIFIC DUTIES

The Committee shall review and make recommendations to the Board at least annually regarding the following:

1.	the appointment, performance, succession and remuneration of officers;

2.	the Company’s succession and leadership plans;

3.	remuneration and compensation policies, including short and long-term incentive compensation plans, such as stock option and share bonus grants;

4.	the granting of stock options to directors, officers and other key employees and consultants of the Company;

5.	all other remuneration matters, including severance arrangements, with respect to officers, and

6.	executive compensation disclosure prior to its public release.

The Committee shall have the authority to retain and compensate such independent advisors as it may deem necessary or advisable to fulfill its duties. The expenses related to such engagement shall be funded by the Company.

The Committee shall have such other powers and duties as delegated to it by the Board.

Approved by the Board on January 16, 2008.

E-1

SCHEDULE “F”

POLYMET MINING CORP.

SAFETY, HEALTH AND ENVIRONMENTAL COMMITTEE CHARTER

1.        PURPOSE

The Safety Health and Environmental Committee (in this charter, the “Committee”) shall ensure that the Company conducts its activities in such a manner as to promote safe and healthy working conditions and the preservation of the environment.

2.        STRUCTURE AND OPERATIONS

The Committee shall be composed of not less than three (3) directors.

Members of the Committee shall appointed or reappointed at the meeting of the Board, immediately following the Annual General Meeting of Shareholders, and in the normal course of business will serve a minimum of three (3) years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board may fill a vacancy that occurs in the Committee at any time.

The members of the Committee shall appoint or reappoint, at the meeting of the Board immediately following the AGM, a chairman from among their number.

Meetings of the Committee shall be held at least once annually, provided that due notice is given and a quorum of a majority of the members is present. Where a meeting is not possible, resolutions in writing, which are signed by all members of the Committee, are as valid as if they had been passed at a duly held meeting. The frequency and nature of the meeting agendas are dependent upon business matters and affairs, which the Company faces from time to time.

The Committee shall report to the Board on its activities after each of its meetings. In addition, it shall review and assess the adequacy of this charter annually and, where necessary, recommend changes to the Board for approval. The Committee shall undertake and review with the Board an annual performance evaluation of the Committee.

3.        SPECIFIC DUTIES

The Committee shall:

1.	identify, assess and manage risks to employees, consultants, the environment and host communities;

2.	review and monitor the safety, health and environmental policies and procedures of the Company and report to the Board with any recommendations relating thereto;

3.

promote and support improvements to the Company’s safety, health and environmental record. Review material incidents relating to safety, health and environmental issues and report to the Board with any recommendations relating thereto;

4.	as it may deem necessary, arrange, implement and oversee safety and environmental audits, with respect to any operations within the Company;

5.	provide employees and consultants with the training and resources necessary to meet the Company’s objectives under this charter;

6.	review and monitor the impact of the company’s safety, health, and environmental policies and practices and their affect on local communities, and

7.	promote and support ethical business practices and meet or, where possible, exceed applicable legal and other regulatory requirements.

The Committee shall have the authority to retain and compensate such independent advisors, as it may deem necessary or advisable to fulfill its duties. The expenses related to such engagement shall be funded by the Company.

The Committee shall have such other powers and duties as delegated to it by the Board.

Approved by the Board on March 9, 2012.

F-1

SCHEDULE “G”

POLYMET MINING CORP.

2007 OMNIBUS SHARE COMPENSATION PLAN AMENDED AND RESTATED

POLYMET MINING CORP. 2007 OMNIBUS SHARE COMPENSATION PLAN

(as approved by the directors of the Company on the 25th day of May, 2007 and confirmed by the shareholders of the Company on the 27th day of June, 2007 and as amended by the directors of the Company on the 7th day of June,
2012 and to be confirmed by the shareholders of the Company on the 10th day of July, 2012)

POLYMET MINING CORP.
(the “Company”)

POLYMET MINING CORP. 2007 OMNIBUS SHARE COMPENSATION PLAN
(as approved by the directors of the Company on the 25th day of May, 2007 and confirmed by the shareholders of the
Company on the 27th day of June, 2007 and as amended by the directors of the Company on the 7th day of June,
2012 and to be confirmed by the shareholders of the Company on the 10th day of July, 2012)

1.0                    PURPOSE OF THE PLAN

1.1 Purpose of this Plan. The purpose of this Plan is to promote the interests and long-term success of the Company by:

(a)

furnishing certain directors, officers, employees or consultants of the Company or its Affiliates, or other Persons as the Compensation Committee may determine, with greater incentive to further develop and promote the business and financial success of the Company;

(b)	furthering the identity of interests of Persons to whom Awards may be granted with those of the shareholders of the Company generally through a proprietary ownership interest in the Company; and

(c)	assisting the Company in attracting, retaining and motivating its directors, officers, employees and consultants.

The Company believes that these purposes may best be effected by granting Awards and affording such Persons an opportunity to acquire a proprietary interest in the Company.

2.0                    DEFINITIONS AND INTERPRETATION

2.1 Definitions. In this Plan, unless there is something in the subject matter or context inconsistent therewith, capitalized words and terms will have the following meanings:

(a)	“Affiliate” means any Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with another Person;

(b)

“Asset Sale” means the sale or other disposition of all or substantially all of the assets and undertaking of the Company (whether by purchase, exchange, amalgamation, arrangement or other form of consolidation or merger) to or with any Person or Related Group of Persons (collectively, “Acquirors”);

(c)	“Associate” means an associate as defined in the Securities Act;

(d)	“Award” means any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Award or Other Stock-Based Award granted under the Plan;

(e)

“Award Agreement” means (i) in respect of an Option, an Option Agreement; and (ii) in respect of any other Award, the written agreement, contract or other instrument or document evidencing any Award granted under the Plan. Each Award Agreement shall be subject to the applicable terms and conditions of the Plan and any other terms and conditions (not inconsistent with the Plan) determined by the Compensation Committee;

(f)

“Blackout Period” means an interval of time during which the Company has determined that one or more Participants may not trade any securities of the Company because they may be in possession of undisclosed material information pertaining to the Company, or otherwise prohibited by law from trading any securities of the Company;

(g)	“Board of Directors” means the board of directors of the Company as constituted from time to time;

(h)	“Bonus Shares” means the Common Shares issuable pursuant to the Company’s bonus share incentive plan for its directors and key employees and consultants;

(i)	“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Vancouver, British Columbia are authorized or required by law to close;

(j)	“Cause” in respect of any Participant means:

(i) if “Cause” is defined in an employment agreement between such Participant and the Company, the meaning of “Cause” as provided for in such employment agreement; and

(ii)

if Cause is not so defined, a circumstance that would entitle the Company to terminate the employment or services of such Participant at law without notice or compensation as a result of such termination.

(k)

“Common Shares” means the common shares in the capital of the Company as constituted on the Effective Date, provided that if the rights of any Participant are subsequently adjusted pursuant to Article 22 hereof, “Common Shares” thereafter means the shares or other securities or property which such Participant is entitled to purchase after giving effect to such adjustment;

(l)	“Company” means PolyMet Mining Corp. and includes any successor company thereto;

(m)	“Compensation Committee” has the meaning ascribed thereto by Section 4.1;

(n)

“Consultant” means any individual, company or other Person, other than a director, officer or employee, engaged, to provide ongoing valuable services to the Company or any of its Affiliates on a full time or part time basis, or otherwise;

(o)	“Control Change” means either:

(i)	the occurrence of either:

(A)

the acquisition, directly or indirectly, by any Acquiror of common shares of the Company which, when added to all other common shares of the Company at the time held directly or indirectly by such Acquiror, totals for the first time more than 50% of the outstanding common shares of the Company; or

(B)

the individuals who, as of April 1, 2007 are members of the board or directors (the “Board”) of the Company cease for any reason to constitute at least a majority of the Board unless the appointment or election of such individuals was approved by Incumbent Directors; or

(ii)	an Asset Sale;

provided however, that a Control Change shall not be deemed to have occurred if such Control Change results solely from the issuance, in connection with a bona fide financing or series of financings by the Company or any of its Affiliates, of voting securities of the Company or any of its Affiliates or any convertible securities;

(p)

“Date of Termination” of any Participant means the date of termination of the Participant’s employment, whether by death of the Participant, by the Participant or by the Company or in the case of a Participant who is a Consultant, the date the Participant’s contract as a Consultant is terminated before its normal termination date;

(q)	“Effective Date” has the meaning ascribed thereto by Section 3.1 of this Plan;

(r)	“Eligible Person” means a director, officer, employee or Consultant of the Company or any of its Affiliates or a Person otherwise determined by the Compensation Committee to be an Eligible Person;

(s)

“Exercise Price” means the price per Common Share at which a Participant may purchase Common Shares pursuant to an Option, provided that if such price is adjusted pursuant to Section 22.1, “Exercise Price” thereafter means the price per Common Share at which such Participant may purchase Common Shares pursuant to such Option after giving effect to such adjustment;

(t)	“Expiry Date” has the meaning ascribed thereto by Section 8.2;

(u)	“Full Value Award” means any Award settled in Common Shares, other than (i) an Option or (ii) a Stock Appreciation Right;

(v)

“Going Private Transaction” means an amalgamation, arrangement, consolidation or other transaction is proposed to be carried out as a consequence of which the interest of some or all of the holders of Common Shares may be terminated, whether pursuant to a statutory right of acquisition or otherwise, without the consent of such holders and without the substitution therefor of an interest of equivalent value in a security of the Company, a successor to the Company or an Affiliate of the Company that carries the right to participate in earnings to an unlimited degree or that by its terms is convertible into or exchangeable for or carries the right to purchase such a security,

(w)

“Incumbent Director” shall mean any member of the Board of Directors, as of April 1, 2007 and any member of the Board of Directors elected after such date, provided that the election or nomination for election of such new member of the Board of Directors was approved by a vote of at least two-thirds of the persons then constituting the Incumbent Directors;

(x)	“Insider” means:

(i) an insider as defined in the Securities Act; and

(ii) an Associate or Affiliate of any Person who is an Insider;

(y)	“Legal Representative” has the meaning ascribed thereto by Section 8.6;

(z)	“Market Price” of Common Shares at any relevant date means the closing United States dollar trading price of the Common Shares on the NYSE MKT on the previous day;

(aa)

“Options” means stock options granted hereunder to purchase authorized but unissued Common Shares from the Company pursuant to the terms and conditions hereof and as evidenced by an Option Agreement and “Option” means any one of them;

(bb)	“Option Agreement” means an agreement in the form of Schedule A evidencing an Option, entered into by and between the Company and an Eligible Person;

(cc)	“Other Stock-Based Award” means any right granted under Article 13;

(dd)

“Outstanding Common Shares” at the time of any issuance of Common Shares or grant of Options means the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Options in question, on a non-diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchanges;

(ee)	“Participant” means an Eligible Person to whom an Award has been granted under the Plan;

(ff)	“Performance Award” means any right granted under Article 12;

(gg)	“Permitted Assign” means:

	(i)	a trustee, custodian or administrator acting on behalf of, or for the benefit of, a Participant;

	(ii)	a holding entity of a Participant;

	(iii)	a Registered Retirement Savings Plan (“RRSP) or Registered Retirement Income Fund (“RRIF”) of a Participant;

	(iv)	a spouse of a Participant;

	(v)	a trustee, custodian or administrator acting on behalf of, or for the benefit of, the spouse of a Participant;

	(vi)	a holding entity of the spouse of a Participant; or

	(vii)	an RRSP or a RRIF of the spouse of a Participant;

(hh)

“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock company, limited liability corporation, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity;

(ii)	“Plan” means the PolyMet Mining Corp. 2007 Omnibus Share Compensation Plan, as the same may from time to time be supplemented or amended and in effect;

(jj)	“Prior Plan” means the Incentive Stock Option Plan; approved by shareholders of the Company on May 28, 2004;

(kk)	“Related Group of Persons” means:

	(i)	Persons and any one or more of their respective Associates and Affiliates; and

	(ii)	any two or more Persons who have an agreement, commitment or understanding, whether formal or informal, with respect to:

(A)	the acquisition of or the intention to acquire, directly or indirectly, beneficial ownership of, or control and direction over, voting securities of the Company; or

(B)

the exercise of voting rights attached to the securities of the Company beneficially owned by such Persons, or over which such Persons have control and direction, on matters regarding the appointment of directors or control of the management, affairs and business of the Company;

(ll)	“Restricted Stock” means any Common Share granted under Article 10;

(mm)	“Restricted Stock Unit” means any unit granted under Article 11 evidencing the right to receive a Common Share (or cash payment equal to the Market Price of a Share) at some future date;

(nn)	“Securities Act” means the Securities Act, R.S.B.C. 1996, c.418, as amended from time to time;

(oo)	“Stock Appreciation Right” means any right granted under Article 9;

(pp)	“Stock Exchanges” means such stock exchanges or other organized markets on which the Common Shares are listed or posted for trading;

(qq)	“U.S. Internal Revenue Code” means the United States Internal Revenue Code of 1986, as amended from time to time;

(rr)	“U.S. Nonqualified Stock Option” means an Option to purchase Common Shares other than a U.S. Qualified Incentive Stock Option;

(ss)	“U.S. Optionee” means a Participant who is a citizen or a resident of the United States (including its territories, possessions and all areas subject to the jurisdiction);

(tt)

“U.S. Qualified Incentive Stock Option” means an Option to purchase Common Shares with the intention that it qualify as an “incentive stock option” as that term is defined in Section 422 of the U.S. Internal Revenue Code, such intention being evidenced by the resolutions of the Compensation Committee at the time of grant; and

(uu)	“U.S. Securities Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time.

2.2 Interpretation. In this Plan, except as otherwise expressly provided:

(a)	“this Plan” means this agreement, including the Schedules, as amended and in effect from time to time;

(b)	any reference in this Plan to a designated “Article”, “section” or other subdivision or Schedule is a reference to the designated Article, section or other subdivision of or Schedule to this Plan;

(c)	the recitals hereto are incorporated into and form part of this Plan;

(d)

the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Plan as a whole and not to any particular Article, section or other subdivision of or Schedule to this Plan;

(e)	the headings are for convenience only and do not form a part of this Plan and are not intended to interpret, define or limit the scope, extent or intent of this Plan;

(f)

words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include any other gender, the word “or” is not exclusive and the word “including” is not limiting whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto;

(g)	unless otherwise provided, all amounts are stated and are to be paid in Canadian dollars; a reference to US$ is to an amount stated in and to be paid in United States dollars ; and

(h)	where the time for doing an act falls or expires on a day which is not a Business Day, the time for doing such act is extended to the next Business Day.

3.0                    EFFECTIVE DATE OF PLAN

3.1                    Effective Date of this Plan. The effective date (the “Effective Date”) of this Plan is June 27, 2007, the date on which this Plan was approved by the shareholders of the Company.

3.2                    Three Year Shareholder Approval. In accordance with the requirements of the Toronto Stock Exchange, any unallocated Awards under the rolling 10% maximum allowed under Section 5.1 of the Plan will require the further approval of the Board of Directors and shareholders of the Company at least once during each three year period that has elapsed from the Effective Date.

4.0                    ADMINISTRATION OF PLAN

4.1                    Administration of Plan. The Board of Directors may at any time appoint a committee of the Board of Directors (the “Compensation Committee”) to, among other things, interpret, administer and implement this Plan on behalf of the Board of Directors in accordance with such terms and conditions as the Board of Directors may prescribe, consistent with this Plan (provided that if at any such time such a committee has not been appointed by the Board of Directors, this Plan will be administered by the Board of Directors, and in such event references herein to the Compensation Committee shall be construed to be a reference to the Board of Directors). The Board of Directors will take such steps that in its opinion are required to ensure that the Compensation Committee has the necessary authority to fulfil its functions under this Plan.

                        Notwithstanding anything herein to the contrary, and insofar as the Board of Directors determines that it is necessary in order for compensation recognized by Participants pursuant to the Plan to be fully deductible to the Company for federal income tax purposes, each member of the Committee also shall be an “outside director” (as defined in regulations or other guidance issued by the U.S. Internal Revenue Service under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)).

4.2                    Powers of Compensation Committee. The Compensation Committee is authorized, subject to the provisions of this Plan, to establish from time to time such rules and regulations, make such determinations and to take such steps in connection with this Plan as in the opinion of the Compensation Committee are necessary or desirable for the proper administration of this Plan. For greater certainty, without limiting the generality of the foregoing, the Compensation Committee will have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan and any approvals or requirements of any regulatory authorities to which the Company is subject, including the Stock Exchanges, if applicable:

(a)

to delegate such duties and powers as the Compensation Committee may see fit with respect to this Plan (including, for greater certainty, the powers set out in Sections 4.2(c) through (n) below, pursuant to guidelines approved by the Compensation Committee, and in such event and in respect of those powers so delegated, references herein to the Compensation Committee shall be construed to be a reference to those Persons to whom such powers have been so delegated);

(b)

to interpret and construe this Plan and any Award Agreement and to determine all questions arising out of this Plan and any Award Agreement, and any such interpretation, construction or determination made by the Compensation Committee will be final, binding and conclusive for all purposes;

(c)	to determine Persons who are Eligible Persons;

(d)	to grant Awards to Eligible Persons;

(e)	to determine the type or types of Awards to be granted to each Eligible Person;

(f)	to determine the time or times when Awards will be granted;

(g)	to determine the number of Common Shares covered by each Award (or the then method by which payments or other rights are to be determined in connection with);

(h)

to determine whether, to what extent and under what circumstances Awards may be exercised in cash, Common Shares, other securities, other Awards or other property, or cancelled, forfeited or suspended;

(i)	to enter into an Award Agreement evidencing each Award which will incorporate such terms as the Compensation Committee in its discretion deems consistent with this Plan;

(j)	to prescribe the form of the instruments relating to the grant, exercise and other terms and conditions of an Award;

(k)	to determine the Exercise Price for each Option, subject to Section 8.1;

(l)	to determine the time or times when Options will vest and be exerciseable and to determine when it is appropriate to accelerate when Options otherwise subject to vesting may be exercised;

(m)

to determine if the Common Shares that are subject to an Option will be subject to any restrictions or repurchase rights upon the exercise of such Option including, where applicable, the endorsement of a legend on any certificate representing Common Shares acquired on the exercise of any Option to the effect that such Common Shares may not be offered, sold or delivered except in compliance with the applicable securities laws and regulations of Canada, the United States or any other country and if any rights or restrictions exist they will be described in the applicable Option Agreement;

(n)	to determine the expiration date for each Option, subject to Section 8.2;

(o)

to take such steps and require such documentation from each Eligible Person which in its opinion are necessary or desirable to ensure compliance with the rules and regulations of the Stock Exchanges and all applicable laws;

(p)

to adopt such modifications, procedures and subplans as may be necessary or desirable to comply with the provisions of the laws of Canada, the United States and other countries in which the Company or its Affiliates may operate to ensure the viability and maximization of the benefits from the Awards granted to Participants residing in such countries and to meet the objectives of this Plan; and

(q)	to do all such other matters as provided for herein.

                        Unless otherwise expressly provided in this Plan, all designations, determinations, interpretations and other decisions under or with respect to this Plan or any Award shall be within the sole discretion of the Compensation Committee, may be made at any time and shall be final, conclusive and binding upon any Eligible Person and any holder or beneficiary of any Award.

4.3                    Compensation Committee Governance if U.S. Registrant. If and so long as the Common Shares are registered under Section 12(b) or 12(g) of the U.S. Securities Exchange Act, the Board of Directors will consider in selecting the members of the Compensation Committee, with respect to any Persons subject or likely to become subject to Section 16 of the U.S. Securities Exchange Act, the provisions regarding “nonemployee directors” as contemplated by Rule 16b-3 under the U.S. Securities Exchange Act.

5.0                    COMMON SHARES AVAILABLE FOR AWARDS

5.1                    Common Shares Available. Subject to adjustment as provided in Article 22, the aggregate number of Common Shares that may be issuable pursuant to the Plan shall be 10% of the number of issued and outstanding Common Shares at such time, of which 3,640,000 Common Shares are reserved for issuance as Bonus Shares.

                        Notwithstanding the foregoing, or any other provisions of this Plan to the contrary, the aggregate number of Common Shares available for U.S. Qualified Incentive Stock Options, U.S. Nonqualified Stock Options, Restricted Stock, Restricted Stock Units, Performance Awards and Other Stock-Based Awards shall in no event exceed 25 million Common Shares, subject to adjustment pursuant to Article 22 and subject to the provisions of, in the case of U.S. Qualified Incentive Stock Options, sections 422 and 424 of the U.S. Internal Revenue Code.

5.2                    Accounting for Awards. For purposes of Section 5.1 and subject to Section 5.3, if an Award entitles the holder thereof to receive or purchase Common Shares, the number of Common Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of Common Shares available for granting Awards under the Plan. Every Common Share subject to an Award that is not a Full Value Award shall be counted against the limit in Section 5.1 as one (1) Common Share.

5.3                    Other Accounting for Awards. Any Common Shares related to an Award or Bonus Shares which terminates by expiration, forfeiture, cancellation or otherwise without the issuance of such Common Shares shall again be available for issuance under the Plan. Common Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

5.4                    Prior Plan. All option agreements entered into under the Prior Plan shall be governed by the terms of this Plan.

5.5                    Reservation of Shares. The Board of Directors will reserve for allotment from time to time out of the authorized but unissued Common Shares sufficient Common Shares to provide for issuance of all Common Shares which are issuable under all outstanding Awards or Bonus Shares.

5.6                    No Fractional Shares. No fractional Common Shares may be purchased or issued under this Plan.

6.0                    GRANT OF AWARDS

                        Subject to the rules set out below, the Compensation Committee (or in the case of any proposed Participant who is a member of the Compensation Committee, the Board of Directors) may from time to time grant to any Eligible Person one or more Awards as the Compensation Committee deems appropriate. A Participant, who holds any Award at the time of granting an Award, may hold more than one type of Award.

6.1                    Date Award Granted. The date on which an Award will be deemed to have been granted under this Plan will be the date on which the Compensation Committee authorizes the grant of such Award or, other than in the case of Awards of Options, of such other future date as may be specified by the Compensation Committee at the time of such authorization and sets forth the relevant terms of the Award.

6.2                    Number of Common Shares/Maximum Grant. The number of Common Shares that may be purchased under any Award or the amount of any Award that shall be granted in any form that may result in the issuance of Common Shares will be determined and fixed by the Compensation Committee at the date of grant, provided that:

(a)

the number of Common Shares reserved for issuance to any one Participant pursuant to this Plan within any one year period shall not, in aggregate, exceed 5% of the total number of Outstanding Common Shares;

(b)

except in the case of Performance Awards that are expressly approved by shareholders of the Company, other than Insiders, the number of Common Shares reserved for issuance to Participants that are independent directors of the Company pursuant to this Plan and all of the Company’s other security based compensation arrangements that provide for the issuance by the Company out of its authorized and unissued shares or potential issuance by the Company out of its authorized and unissued shares, including outstanding options under the Prior Plan, shall not, in aggregate, exceed 1% of the total number of Outstanding Common Shares, excluding Common Shares reserved for issuance to a Participant at a time when such Participant was not an independent director of the Company; and

(c)	except in the case of Performance Awards that are expressly approved by shareholders of the Company, the number of Common Shares:

	(i)	issuable, at any time, to Participants that are Insiders; and

	(ii)	issued to Participants that are Insiders within any one year period;

(d)

pursuant to this Plan, or when combined with all of the Company’s other security based compensation arrangements that provide for the issuance from treasury or potential issuance by the Company out of its authorized and unissued shares, including the Prior Plan, shall not, in aggregate, exceed 10% of the total number of Outstanding Common Shares.

                        For the purposes of this Section 6.2, Common Shares issued pursuant to an entitlement granted prior to the grantee becoming an Insider may be excluded in determining the number of Common Shares issuable to Insiders.

6.3                    Award Agreements. Each Award will be evidenced by an Award Agreement which incorporates such terms and conditions as the Compensation Committee in its discretion deems appropriate and consistent with the provisions of this Plan (and the execution and delivery by the Company of an Award Agreement with a Participant shall be conclusive evidence that such Award Agreement incorporates terms and conditions determined by the Compensation Committee and is consistent with the provisions of this Plan). Each Award Agreement will be executed by the Participant to whom the Award is granted and on behalf of the Company by any member of the Compensation Committee or any officer of the Company or such other Person as the Compensation Committee may designate for such purpose.

7.0                    ELIGIBILITY

                        Any Eligible Person shall be eligible to be designated a Participant. In determining which Eligible Person shall receive an Award and the terms of any Award, the Compensation Committee may take into account the nature of the services rendered by the respective Eligible Person, their present and potential contributions to the success of the Company or such other factors as the Compensation Committee, in its discretion, shall deem relevant. Notwithstanding the foregoing, a U.S. Qualified Incentive Stock Option may only be granted to full-time or part-time employees (which term as used herein includes, without limitation, officers and directors who are also employees), and a U.S. Qualified Incentive Stock Option shall not be granted to an employee of an Affiliate unless such Affiliate is also a “subsidiary corporation” of the Company within the meaning of Section 424(f) of the U.S. Internal Revenue Code or any successor provision (including any Affiliate and “subsidiary corporation that becomes such after the Effective Date”).

8.0                    OPTIONS

8.1                    Exercise Price. The Exercise Price per Common Share under each Option shall be not less than the Market Price of the Common Shares at the time of grant, expressed in terms of money.

8.2                    Term of Options. Subject to Section 8.3, each Option will expire (the “Expiry Date”) on the earlier of:

(a)

the date determined by the Compensation Committee and specified in the Option Agreement pursuant to which such Option is granted, provided that such date may not be later than the earlier of: (i) the date which is the tenth (10th) anniversary of the date on which such Option is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchanges;

(b)

if a Participant resigns from his or her employment (other than in the circumstances described in (c)), or a Participant’s contract as a Consultant terminates at its normal termination date, then only the portion of the Option that is exercisable at the date of resignation or termination may be exercised by the Participant and any such exercise must be during the period ending on the earlier of (i) 30 days after the date of resignation or termination and (ii) the Expiry Date, after which period the Option will expire;

(c)

if a Participant’s employment is terminated by the Company or an Affiliate of the Company without Cause, including a constructive dismissal, or a Participant’s contract as a Consultant is terminated by the Company or an Affiliate of the Company before its normal termination date without Cause, then the Option, to the extent then exercisable, will continue to be exercisable by the Participant pursuant to section 8.2(c) after the Date of Termination and any exercise of the Option must be during the period ending on the earlier of (i) 180 days after the Date of Termination and (ii) the Expiry Date, after which period the Option will expire;

(d)

if a Participant’s employment is terminated by the Company or an Affiliate of the Company for Cause, or a Participant’s contract as a Consultant is terminated by the Company or an Affiliate of the Company before its normal termination date for Cause, including where a Participant resigns from his or her employment or terminates his or her contract as a Consultant after being requested to do so by the Company or an Affiliate of the Company as an alternative to being terminated for Cause, then the Option will expire on the eighth (8th) day following the Date of Termination;

(e)

if a Participant’s contract as a Consultant is frustrated before its normal termination date due to permanent disability, then only the portion of the Option that is exercisable at the date of frustration may be exercised by the Participant and any such exercise must be during the period ending on the earlier of (i) 180 days after the date of frustration and (ii) the Expiry Date, after which period the Option will expire;

(f)

if a Participant’s employment ceases due to permanent disability, then the Option, to the extent then exercisable, will continue to be exercisable pursuant to section 8.2(a) and will expire on the Expiry Date;

(g)

if a Participant retires upon attaining the mandatory or early retirement age established by the Company or an Affiliate of the Company from time to time, then the Option, to the extent then exercisable, will continue to be exercisable pursuant to section 8.2(a) and will expire on the Expiry Date; and

(h)

if a Participant dies, then the Option, to the extent then exercisable, will continue to be exercisable pursuant to section 8.2(a) after the death of the Participant, any exercise of the Option must be effected by a legal representative of the Participant’s estate or by a person who acquires the Participant’s rights under the Option by bequest or inheritance and any such exercise must be during the period ending on the earlier of (i) 12 months after the death of the Participant and (ii) the Expiry Date, after which period the Option will expire;

subject to the right of:

(i)	the Compensation Committee to, set, at the time the Award is granted, shorter or longer periods for exercise (not later than the Expiry Date) with respect to a particular Participant; and

(j)

the Board to, after the time the Award is granted, set shorter (with the consent of the Participant) or longer periods for exercise (not later than the Expiry Date) with respect to a particular Participant or group of Participants.

8.3                    Blackout Extension. Where the Expiry Date for an Option occurs during or within nine business days following the end of a Blackout Period, the Expiry Date for such Option shall be extended to the date which is ten business days following the end of such Blackout Period.

8.4                    Vesting and Other Restrictions. Subject to the terms and conditions of this Plan, the Compensation Committee may impose such limitations or conditions on the exercise or vesting of any Option as the Compensation Committee in its discretion deems appropriate, including limiting the number of Common Shares for which any Option may be exercised during any period as may be specified by the Compensation Committee and which number of Common Shares for which such Option may be exercised in any period will be specified in the Option Agreement with respect to such Option.

8.5                    Vesting on Control Change or Termination of Employment without Cause. If a Control Change occurs, or a Participant’s employment is terminated by the Company or an Affiliate of the Company without Cause, including a constructive dismissal, or a Participant’s contract as a Consultant is terminated by the Company or an Affiliate of the Company before its normal termination date without Cause, then all unvested Options will vest on the date of such Control Change or the date of such notice of such termination, specifically without regard to any period of reasonable notice or salary continuation.

8.6                    Exercise of Options. Each Option Agreement will provide that the Option granted thereunder may be exercised only by notice (“Notice of Exercise”) delivered to the Company in the form of Schedule B and signed by the Participant, or the legal representative or committee or attorney, as the case may be (the “Legal Representative”), of the Participant, and accompanied by full payment for the Common Shares being purchased. Such consideration may be paid in any combination of the following:

(a)	bank draft, certified cheque or wire transfer; or

(b)	such other consideration as the Compensation Committee may permit consistent with applicable laws.

                        As soon as practicable after any exercise of an Option, a certificate or certificates representing the Common Shares in respect of which such Option is exercised will be delivered by the Company to the Participant or the Legal Representative of the Participant.

8.7                    Cashless Exercise. A Participant may elect “cashless” exercise in a Notice of Exercise if the Common Shares issuable on exercise of an Option are to be immediately sold. In such case the Participant will not be required to deliver to the Corporation the bank draft, certified cheque or wire transfer referred to in Section 8.6(a) . Instead the following procedure will be followed, as detailed in a Cashless Exercise Instruction Form to be provided by the Corporation and completed by the Participant;

(a)

the Participant will instruct a broker selected by the Participant to sell through an Exchange the Common Shares issuable on exercise of an Option as soon as possible and at the applicable bid price for the Common Shares;

(b)

on the settlement date for the trade, the Company will direct its registrar and transfer agent to issue a certificate in the name of the broker (or as the broker may otherwise direct) for the number of Common Shares issued on exercise of the Option, against payment by the broker to the Company or the Exercise Price for such Common Shares; and

(c)	the broker will deliver to the Participant the remaining proceeds of sale, net of the brokerage commission.

8.8                    Alternative Exercise. With the approval of the Compensation Committee, a Participant may, rather than exercise an Option which the Participant is entitled to exercise under the Plan, elect to surrender the Option in whole or in part and, in lieu of receiving the Common Shares to which the surrendered Option relate, receive the number of Common Shares, disregarding fractions, which, when multiplied by the Market Price of the Common Shares to which the surrendered Option relate, have a value equal to the product of the number of Common Shares to which the surrendered Option relate multiplied by the difference between the Market Price and the Exercise Price of the Common Shares to which the surrendered Option relate, less any amount withheld on account of income taxes. A Participant may also elect, subject to the approval of the Compensation Committee, to surrender the Option in whole or in part and, in lieu of receiving the Common Shares to which the surrendered Option relate, receive cash equal to the product of the number of Common Shares to which the surrendered Option relate multiplied by the difference between the Market Price and the Exercise Price of the Common Shares to which the surrendered Option relate, less any amount withheld on account of income taxes. For the purpose of determining the aggregate number of Common Shares that may be subject to Awards granted pursuant to the Plan, the number of Common Shares in respect of Options that are surrendered shall be considered as if such Options had been exercised, and such Options may not be reissued.

8.9                    Maximum Grant in a Calendar Year. Notwithstanding anything contained herein to the contrary but subject to Section 6.2, the aggregate number of Common Shares to which Options may be granted in any calendar year to any one Participant shall not exceed 1.5 million Common Shares.

9.0                    STOCK APPRECIATION RIGHTS

                        The Compensation Committee is hereby authorized to grant Stock Appreciation Rights to Eligible Persons subject to the terms and conditions of the Plan.

9.1                    Exercise of Stock Appreciation Rights. Each Stock Appreciation Right granted under the Plan shall confer on the holder upon exercise of the Stock Appreciation Right the right to receive, as determined by the Compensation Committee, cash equal to the excess of: (i) the Market Price of one Common Share on the date of exercise, and; (ii) the grant price of the Stock Appreciation Right as determined by the Compensation Committee, which grant price shall not be less than 100% of the Market Price of one Common Share on the date of grant of the Stock Appreciation Right, or a fraction of a Common Share having a value (based on the Market Price of a Common Share on the date of exercise) equal to the excess of the amount in subclause (i) and the amount in subclause(ii) above. Subject to the terms of the Plan, the grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions (including conditions or restrictions on the exercise thereof) of any Stock Appreciation Right shall be as determined by the Compensation Committee.

9.2                    Term of Stock Appreciation Rights. Subject to Section 9.3, each Stock Appreciation Right will have a similar Expiry Date as for Options, being the earlier of:

(a)

the date determined by the Compensation Committee and specified in the Award Agreement pursuant to which such Stock Appreciation Right is granted, provided that such date may not be later than the earlier of: (i) the date which is the seventh (7th) anniversary of the date on which such Stock Appreciation Right is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchanges;

(b)

in the event the Participant ceases to be an Eligible Person for any reason, other than the death of the Participant or the termination of the Participant for cause, the date which is 180 days following the Date of Termination (specifically without regard to any period of reasonable notice or any salary continuance) of the Participant’s directorship, active employment or active engagement, as applicable, with the Company or its Affiliates, or such earlier or later date as the Compensation Committee may determine but no later than the Expiry Date;

(c)

in the event of the termination of the Participant as a director, officer, employee or Consultant of the Company or its Affiliates for cause, the date of notice of such termination, specifically without regard to any period of reasonable notice or any salary continuance; and

(d)

in the event of the death of a Participant prior to: (i) the Participant ceasing to be an Eligible Person (which, in the case of an employee or Consultant of the Company or its Affiliates, shall be the date on which active employment or engagement, as applicable, with the Company or its Affiliates terminates, specifically without regard to any period of reasonable notice or any salary continuance); or (ii) the date on which the Stock Appreciation Right, but for this Section 9.2(d), would have expired pursuant to Section 9.2(b); the date which is one year after the date of death of such Participant or such earlier or later date as the Compensation Committee may determine but no later than the Expiry Date.

9.3                    Blackout Extension. Where the Expiry Date for a Stock Appreciation Right occurs during or within nine business days following the end of a Blackout Period, the Expiry Date for such Stock Appreciation Right shall be extended to the date which is ten business days following the end of such Blackout Period.

10.0                  RESTRICTED STOCK

                         The Compensation Committee is hereby authorized to grant Restricted Stock to an Eligible Person with the following terms and conditions and with such additional terms and conditions not inconsistent with the provision of the Plan as the Compensation Committee shall determine.

10.1                  Restriction. Common Shares of Restricted Stock shall be subject to such restrictions as the Compensation Committee may impose (including, without limitation, a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions lapse separately or in combination at such time or times, in such instalments or otherwise as the Compensation Committee may deem appropriate.

10.2                  Stock Certificates. Any Restricted Stock granted under the Plan shall be evidenced by the issuance of a share certificate or certificates, which shall be held by the Company. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the applicable Award Agreement and possible forfeiture of such shares of Restricted Stock. Upon the issuance of the share certificate or share certificates for the Restricted Stock, the holder thereof shall have all rights of a shareholder of record with respect to such Common Shares, including the right to vote and receive distributions. The Common Shares of Restricted Stock shall vest in the holder thereof when all vesting restrictions and vesting contingencies lapse, including the lapse of any rights of forfeiture. Until such time, the Compensation Committee may require that such Common Shares be held by the Company together with a stock power duly endorsed in blank by the holder.

10.3                  Forfeiture. Except as otherwise determined by the Compensation Committee, upon a Participant’s termination of employment (as determined under criteria established by the Compensation Committee) during the applicable restriction period, all applicable Common Shares of Restricted Stock at such time subject to restriction shall be forfeited and reacquired by the Company; provided, however, that the Compensation Committee may, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions with respect to Common Shares of Restricted Stock.

10.4                  For Canadian Residents. Participants employed in Canada are not eligible to receive a grant of Restricted Stock pursuant to this Article 10 of this Plan.

11.0                  RESTRICTED STOCK UNIT AWARDS

                         The Compensation Committee is hereby authorized to grant Restricted Stock Unit Awards to an Eligible Person evidencing the right for such Eligible Person to receive a Common Share (or cash payment equal to the Market Price of a Common Share) at some future date.

11.1                  Restrictions. A Restricted Stock Unit Award will be subject to a Restricted Stock Unit Award Agreement containing such terms and conditions, not inconsistent with the provisions of the Plan, as the Compensation Committee shall determine.

11.2                  Stock Certificates. Any Restricted Stock Unit granted under the Plan shall be evidenced by the issuance of a share certificate or certificates, which shall be held by the Company. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the applicable Award Agreement and possible forfeiture of such shares of Restricted Stock Unit. Upon the issuance of the share certificate or share certificates for the Restricted Stock Unit, the holder thereof shall have all rights of a shareholder of record with respect to such Common Shares, including the right to vote and receive distributions. The Common Shares of the Restricted Stock Unit shall vest in the holder thereof when all vesting restrictions and vesting contingencies lapse, including the lapse of any rights of forfeiture. Until such time, the Compensation Committee may require that such Common Shares be held by the Company together with a stock power duly endorsed in blank by the holder

11.3                  Forfeiture. Except as otherwise determined by the Compensation Committee and as set forth in the applicable Award Agreement, upon a Participant’s termination of employment (as determined under criteria established by the Compensation Committee) during the applicable restriction period, all applicable Restricted Stock Units at such time subject to restriction shall be forfeited and reacquired by the Company; provided, however, that the Compensation Committee may, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions with respect to Restricted Stock Units.

11.4                  For Canadian Residents. Restricted Stock Unit Awards shall be settled in Common Shares, unless the Company offers the Participant the right to receive cash in lieu of Common Shares and the Participant, in its sole discretion, so elects.

12.0                  PERFORMANCE AWARDS

                         The Compensation Committee is hereby authorized to grant Performance Awards to an Eligible Person subject to the terms of the Plan. A Performance Award granted under the Plan (i) may be denominated or payable in cash, Common Shares (including, without limitation, Restricted Stock and Restricted Stock Units), other securities, other Awards or other property, and (ii) shall confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the Compensation Committee shall establish. Subject to the terms of the Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of the Performance Award shall be determined by the Compensation Committee.

13.0                  OTHER STOCK-BASED AWARDS

13.1                  Grant of Stock-Based Awards. The Compensation Committee is hereby authorized to grant to an Eligible Person, subject to the terms of the Plan, such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares), as are deemed by the Compensation Committee to be consistent with the purpose of the Plan. Common Shares or other securities delivered pursuant to a purchase right granted under this Article 13 shall be purchased for such consideration, which may be paid by such method or methods and in such form or forms (including, without limitation, cash, Common Shares, promissory notes provided, however, that the acceptance of such promissory notes does not conflict with Section 402 of the Sarbanes-Oxley Act of 2002 (if applicable), other securities, other Awards or other property or any combination thereof), as the Compensation Committee shall determine, the value of which consideration, as established by the Compensation Committee, shall not be less than 100% of the Market Price of such Common Shares or other securities as of the date such purchase right is granted.

13.2                  Income Tax. With respect to any other Award granted to a Participant employed in Canada, the Compensation Committee shall have the right, but not the obligation, to take account of Canadian income tax considerations in determining the terms and conditions of the Award or any other amendment thereto.

14.0                  GENERAL TERMS OF AWARDS

14.1                  Consideration for Awards. Awards may be granted for no cash consideration or for any cash or other consideration as determined by the Compensation Committee and required by applicable law.

14.2                  Awards May Be Granted Separately or Together. Awards may, in the discretion of the Compensation Committee, be granted either alone or in addition to, in tandem with any other Award or any award granted under any plan of the Company or any Affiliate. Awards granted in addition to or in tandem with other Awards or in addition to or in tandem with awards granted under any such other plan of the Company or any Affiliate may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

14.3                  Forms of Payment under Awards. Subject to the terms of the Plan, payments or transfers to be made by the Company or an Affiliate upon the grant, exercise or payment of an Award may be made in such form or forms as the Compensation Committee shall determine (including, without limitation, cash, Common Shares, promissory notes provided, however, that the acceptance of such promissory notes does not conflict with Section 402 of the Sarbanes-Oxley Act of 2002 (if applicable), other securities, other Awards or other property or any combination thereof), and may be made in a single payment or transfer, in instalments or on a deferred basis, in each case in accordance with rules and procedures established by the Compensation Committee. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on instalment or deferred payments or the grant or crediting of dividend equivalents with respect to instalment or deferred payments.

14.4                  Restrictions, Securities Exchange Listing. All Common Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Compensation Committee may deem advisable under the Plan, applicable United States federal or state, Canadian provincial, or foreign securities laws and regulatory requirements, and applicable Canadian corporate laws, and the Compensation Committee may direct appropriate stop transfer orders and cause other legends to be placed on the certificates for such Common Shares or other securities to reflect such restrictions. If the Common Shares or other securities are traded on a securities exchange, the Company shall not be required to deliver any Common Shares or other securities covered by an Award unless and until such Common Shares or other securities have been admitted for trading on such securities exchange.

15.0                  CHANGE IN STATUS

                         A change in the status, office, position or duties of a Participant from the status, office, position or duties held by such Participant on the date on which the Award was granted to such Participant will not result in the termination of the Award granted to such Participant provided that such Participant remains an Eligible Person.

16.0                  NON-TRANSFERABILITY OF AWARDS

                         Each Award Agreement will provide that the Award granted thereunder is not transferable or assignable to anyone other than a Permitted Assign. The Award Agreement will also provide that the Award granted thereunder may only be exercised by the Participant or a Permitted Assign or in the event of:

(a)	the death of the Participant or a Permitted Assign; or

(b)

the appointment of a committee or duly appointed attorney of the Participant or a Permitted Assign on the grounds that the Participant or a Permitted Assign is incapable, by reason of physical or mental infirmity, of managing their affairs;

the Participant’s or a Permitted Assign’s Legal Representative.

17.0                  REPRESENTATIONS AND COVENANTS OF PARTICIPANTS

17.1                  Representations and Covenants. Each Award Agreement will be deemed to contain representations and covenants of the Participant that:

(a)	the Participant is a director, officer, employee, or Consultant of the Company or its Affiliates or a Person otherwise determined as an Eligible Person under this Plan by the Compensation Committee;

(b)	the Participant has not been induced to enter into such Award Agreement by the expectation of employment or continued employment with the Company or its Affiliates;

(c)

the Participant is aware that the grant of the Award and the issuance by the Company of Common Shares thereunder are exempt from the obligation under applicable securities laws to file a prospectus or other registration document qualifying the distribution of the Options or the Common Shares to be distributed thereunder under any applicable securities laws;

(d)

upon each exercise of an Option, the Participant, or the Legal Representative of the Participant, as the case may be, will, if requested by the Company, represent and agree in writing that the Person is, or the Participant was, a director, officer, employee or Consultant of the Company or its Affiliates or a Person otherwise determined as an Eligible Person under this Plan by the Compensation Committee and has not been induced to purchase the Common Shares by expectation of employment or continued employment with the Company or its Affiliates, and that such Person is not aware of any commission or other remuneration having been paid or given to others in respect of the granting of the Award; and

(e)

if the Participant or the Legal Representative of the Participant exercises the Option, the Participant or the Legal Representative, as the case may be, will prior to and upon any sale or disposition of any Common Shares purchased pursuant to the exercise of the Option, comply with all applicable securities laws and all applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchanges, and will not offer, sell or deliver any of such Common Shares, directly or indirectly, in the United States or to any citizen or resident of, or any company, partnership or other entity created or organized in or under the laws of, the United States, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source, except in compliance with the securities laws of the United States.

17.2                  Provisions Relating to Common Share Issuances under an Option Agreement. Each Option Agreement will contain such provisions as in the opinion of the Compensation Committee are required to ensure that no Common Shares are issued on the exercise of an Option unless the Compensation Committee is satisfied that the issuance of such Common Shares will be exempt from all registration or qualification requirements of applicable securities laws and will be permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchanges. In particular, if required by any regulatory authority to which the Company is subject, including the Stock Exchanges, an Option Agreement may provide that shareholder approval to the grant of an Option must be obtained prior to the exercise of the Option or to the amendment of the Option Agreement.

18.0                  U.S. QUALIFIED INCENTIVE STOCK OPTION PROVISIONS

                         To the extent required by Section 422 of the U.S. Internal Revenue Code, U.S. Qualified Incentive Stock Options shall be subject to the following additional terms and conditions and if there is any conflict between the terms of this Article and other provisions under this Plan, the provisions under this Article shall prevail:

18.1                  Eligible Employees. All classes of employees of the Company or one of its parent companies or subsidiary companies may be granted U.S. Qualified Incentive Stock Options. U.S. Qualified Incentive Stock Options shall only be granted to U.S. Optionees who are, at the time of grant, officers, key employees or directors of the Company or one of its parent companies or subsidiary companies (provided, for purposes of this Article 18 only, such directors are then also employees of the Company or one of its parent companies or subsidiary companies). For purposes of this Article 18, “parent company” and “subsidiary company” shall have the meanings attributed to those terms for the purposes of Section 422 of the U.S. Internal Revenue Code. Any director of the Company who is a U.S. Optionee shall be ineligible to vote upon the granting of such Option; and for greater certainty, Consultants of the Company or one of its parents or subsidiary companies may not be granted U.S. Qualified Incentive Stock Options.

18.2                  Dollar Limitation. To the extent the aggregate fair market value (determined as of the grant date) of Common Shares with respect to which U.S. Qualified Incentive Stock Options are exercisable for the first time by a U.S. Optionee during any calendar year (under this Plan and all other stock option plans of the Company and any parent or subsidiary companies) exceeds U.S. $100,000, such portion in excess of U.S. $100,000 shall be treated as a U.S. Nonqualified Stock Option. In the event the U.S. Optionee holds two or more such Options that become exercisable for the first time in the same calendar year, such limitation shall be applied on the basis of the order in which such Options are granted.

18.3                  Term of U.S. Qualified Incentive Stock Options; No Issuance of U.S. Qualified Incentive Stock Options More than 10 Years after Plan Adopted. Consistent with Section 8.2 pertaining to the maximum term of Options, a U.S. Qualified Incentive Stock Option will terminate and no longer be exercisable no later than 10 years after the date on which the U.S. Qualified Incentive Stock Option was granted. No U.S. Qualified Incentive Stock Option may be granted more than 10 years after the earlier of (a) the date on which this Plan is adopted by the Board of Directors; or (b) the date on which this Plan is approved by the shareholders of the Company.

18.4                  10% Shareholders. If any U.S. Optionee to whom a U.S. Qualified Incentive Stock Option is to be granted under this Plan at the time of the grant of such U.S. Qualified Incentive Stock Option is the owner of shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company and any parent or subsidiary companies, then the following special provisions shall be applicable to the U.S. Qualified Incentive Stock Option granted to such individual:

(a)

the Exercise Price (per Common Share) subject to such U.S. Qualified Incentive Stock Option shall not be less than one hundred ten percent (110%) of the fair market value of one Common Share at the time of grant; and

(b)	for the purposes of this Article 18 only, the option exercise period shall not exceed five (5) years from the date of grant.

The determination of ten percent (10%) ownership shall be made in accordance with Section 422 of the U.S. Internal Revenue Code.

18.5                  Exercisability. To qualify for U.S. Qualified Incentive Stock Option tax treatment, an Option designated as a U.S. Qualified Incentive Stock Option must be exercised within three months after termination of employment for reasons other than death or total disability, except that, in the case of termination of employment due to death or total disability, such Option must be exercised within one year after such termination. Employment shall not be deemed to continue beyond the first three months of a leave of absence unless the U.S. Optionee’s reemployment rights are guaranteed by statute or contract. For purposes of this Section 18.5, “total disability” shall mean a mental or physical impairment of the U.S. Optionee which is expected to result in death or which has lasted or is expected to last for a continuous period of 12 months or more and which causes the U.S. Optionee to be unable, to be engaged in any substantial gainful activity. Total disability shall be deemed to have occurred on the first day after the Company and the two independent physicians have furnished their opinion of total disability to the Compensation Committee.

18.6                  Taxation of U.S. Qualified Incentive Stock Options. In order to obtain certain tax benefits afforded to U.S. Qualified Incentive Stock Options under Section 422 of the U.S. Internal Revenue Code, the U.S. Optionee must hold the Common Shares issued upon the exercise of a U.S. Qualified Incentive Stock Option for two years after the date of grant of the U.S. Qualified Incentive Stock Option and one year from the date of exercise. A U.S. Optionee may be subject to U.S. alternative minimum tax at the time of exercise of a U.S. Qualified Incentive Stock Option. The Compensation Committee may require a U.S. Optionee to give the Company prompt notice of any disposition of shares acquired by the exercise of a U.S. Qualified Incentive Stock Option prior to the expiration of such holding periods.

18.7                  Non-Transferability of U.S. Qualified Incentive Stock Options. No U.S. Qualified Incentive Stock Option granted under this Plan may be assigned or transferred by the U.S. Optionee other than by will or by the laws of descent and distribution, and during the U.S. Optionee’s lifetime, such U.S. Qualified Incentive Stock Option may be exercised only by the U.S. Optionee.

18.8                  Exercise Price. Notwithstanding Section 8.1, no U.S. Qualified Incentive Stock Option granted under the Plan shall have an Exercise Price less than the fair market value of the underlying Common Shares at the date of grant of such Option, as determined at such time in good faith by the Board or Directors or the Compensation Committee, as the case may be. For purposes of this Section 18.8, unless otherwise determined by the Board, fair market value shall mean the closing price of one Common Share as reported on the NYSE MKT, or such other market on which the Common Shares are listed or posted for trading, on the date of grant of such Option.

18.9                  Approval by Shareholders. No U.S. Qualified Incentive Stock Option granted to a U.S. Optionee under this Plan shall become exercisable unless and until this Plan shall have been approved by the shareholders of the Company within 12 months of adoption by the Board of Directors of the Company.

19.0                  WITHHOLDING TAX

                         The Participant will be solely responsible for paying any applicable withholding taxes arising from the grant, vesting or exercise of any Award and payment is to be made in a manner satisfactory to the Company. Notwithstanding the foregoing, the Company will have the right to withhold from any Award or any Common Shares issuable pursuant to an Award or from any cash amounts otherwise due or to become due from the Company to the Participant, an amount equal to any such taxes.

20.0                  CONDITIONS

                         Notwithstanding any of the provisions contained in this Plan or in any Award Agreement, the Company’s obligation to issue Common Shares to a Participant pursuant to the exercise of an Option or the granting of any Award will be subject to, if applicable:

(a)

completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental authority as the Company will determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; and

(b)

the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as the Company or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; or

(c)	change or modify any Award to U.S. Optionees that would result in a violation of Section 409A of the U.S. Internal Revenue Code.

21.0                  SUSPENSION, AMENDMENT OR TERMINATION OF PLAN

21.1                  Suspension, Amendment or Termination of Plan. The Compensation Committee will have the right at any time to suspend or terminate this Plan and, subject to Section 21.2, may:

(a)	with the prior approval of shareholders of the Company by ordinary resolution make any amendment to any Award Agreement or the Plan, including any amendment that would:

(i)	increase the number of Common Shares, or rolling maximum, reserved for issuance under the Plan as set out in Section 5.1;

(ii)

reduce the Exercise Price per Common Share under any Option or Stock Appreciation Right or cancel any Option or Stock Appreciation Right and replace such Option or Stock Appreciation Right with a lower Exercise Price per Common Share under such replacement Option or Stock Appreciation Right;

(iii)	extend the term of an Award beyond its original expiry time;

(iv)	increase the limit on participation by independent directors; or

(v)	permit an Award to be transferable or assignable to any Person other than in accordance with Articles 16 or Article 22;

(b)	without the prior approval of shareholders of the Company make the following amendments to any Award Agreement or the Plan:

(i)	amendments of a clerical nature, including but not limited to the correction of grammatical or typographical errors or clarification of terms;

(ii)	amendments to reflect any requirements of any regulatory authorities to which the Company is subject, including the Stock Exchanges;

(iii)	amendments to any vesting provisions of an Option;

(iv)	amendments to the expiration date of an Award that does not extend the term of an Award past the original date of expiration for such Award; and

(v)

amendments to implement or modify a cashless exercise feature for Options, whether such feature provides for payments in cash or securities, so long as any such feature provides for the full deduction of the number of underlying Common Shares from the total number of Common Shares available under the Plan.

Notwithstanding the foregoing, all procedures and necessary approvals required under the applicable rules and regulations of all regulatory authorities to which the Company is subject shall be complied with and obtained in connection with any such suspension, termination or amendment to the Plan or amendments to any Award Agreement.

21.2                  Limitations. In exercising its rights pursuant to Section 21.1, the Compensation Committee will not have the right to:

(a)

affect in a manner that is materially adverse to, or that materially impairs, the benefits and rights of any Participant under any Award previously granted under this Plan (except: (i) with the consent of such Participant; (ii) as permitted pursuant to Article 22; or (iii) for the purpose of complying with the requirements of any regulatory authorities to which the Company is subject, including the Stock Exchanges); or

(b)

change or adjust any outstanding U.S. Qualified Incentive Stock Option without the consent of the Participant if such change or adjustment would constitute a “modification” that would cause such U.S. Qualified Incentive Stock Option to fail to continue to qualify as a U.S. Qualified Incentive Stock Option.

21.3                  Powers of Compensation Committee Survive Termination. The full powers of the Compensation Committee as provided for in this Plan will survive the termination of this Plan until all Awards and Options have been exercised in full or have otherwise expired.

22.0                  ADJUSTMENTS

22.1                  Adjustments. Adjustments will be made to (i) the Exercise Price of an Option, (ii) the number of Common Shares delivered to a Participant upon exercise of an Option and/or (iii) the maximum number of Common Shares that, pursuant to section 5.1, may at any time be reserved for issuance pursuant to Awards granted under the Plan in the following events and manner, subject to any required regulatory approvals and the right of the Board to make such other or additional adjustments as the Board considers to be appropriate in the circumstances:

(a)

upon (i) a subdivision of the Common Shares into a greater number of Common Shares, (ii) a consolidation of the Common Shares into a lesser number of Common Shares or (iii) the issue of a stock dividend to holders of the Common Shares (excluding a stock dividend paid in lieu of a cash dividend in the ordinary course), the Exercise Price will be adjusted accordingly and the Company will deliver upon exercise of an Option, in addition to or in lieu of the number of Common Shares in respect of which the right to purchase is being exercised, such greater or lesser number of Common Shares as result from the subdivision, consolidation or stock dividend;

(b)

upon (i) a capital reorganization, reclassification or change of the Common Shares, (ii) a consolidation, amalgamation, arrangement or other form of business combination of the Company with another person or Company or (iii) a sale, lease or exchange of all or substantially all of the property of the Company, the Exercise Price will be adjusted accordingly and the Company will deliver upon exercise of an Option, in lieu of the Common Shares in respect of which the right to purchase is being exercised, the kind and amount of shares or other securities or property as results from such event;

(c)

upon the distribution by the Company to holders of the Common Shares of (i) shares of any class (whether of the Company or another Company) other than Common Shares, (ii) rights, options or warrants, (iii) evidences of indebtedness or (iv) cash (excluding a cash dividend paid in the ordinary course), securities or other property or assets, the Exercise Price will be adjusted accordingly but no adjustment will be made to the number of Common Shares to be delivered upon exercise of an Option;

(d)

upon the occurrence of an event described in (a) or (b) above, the maximum number of Common Shares that, pursuant to section 5.1, may at any time be reserved for issuance pursuant to Awards granted under the Plan will be adjusted accordingly;

(e)

adjustments to the Exercise Price of an Option will be rounded up to the nearest one cent and adjustments to the number of Common Shares delivered to a Participant upon exercise of an Option and the maximum number of Common Shares that, pursuant to section 5.1, may at any time be reserved for issuance pursuant to Awards granted under the Plan will be rounded down to the nearest whole Common Share; and

(f)	an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative

Appropriate adjustments that are similar to the foregoing will be made in respect of Stock Appreciation Rights, Restricted Stock, Restricted Stock Unit Awards, Performance Awards and other stock based awards referred to in Section 13.1 in the foregoing events and manner, subject to any required regulatory approvals and the right of the Board to make such other or additional adjustments as the Board considers to be appropriate in the circumstances:

22.2                  Control Change – Actions by Compensation Committee. Subject to the approval of the Toronto Stock Exchange and any other applicable regulatory authority, in the event of a Control Change or a transaction or a proposed transaction which, in the opinion of the Compensation Committee could, if completed in accordance with its terms result in a Control Change:

(a)

the Compensation Committee shall, in a manner determined by them to be appropriate and equitable, determine any adjustment to the number and type of Common Shares (or other securities or other property) that thereafter shall be made the subject of Awards;

(b)

the Compensation Committee shall, in a manner determined by them to be appropriate and equitable, determine the number and type of Common Shares (or other securities or other property) subject to outstanding Awards;

(c)

the Compensation Committee shall, in a manner determined by them to be appropriate and equitable, determine the purchase price or exercise price with respect to any Award; provided, however, that the number of Common Shares covered by any Award or to which such Award relates shall always be a whole number;

(d)

the Compensation Committee shall, in a manner determined by them to be appropriate and equitable, determine the manner in which all unexercised option rights and other Awards granted under this Plan will be treated including, without limitation, requiring the acceleration of the time for the exercise or payment of such rights by the Participants, the time for the fulfilment of any conditions or restrictions on such exercise, and the time for the expiry of such rights;

(e)

the Compensation Committee or any Person which is or would be the successor to the Company or which may issue securities in exchange for Common Shares upon the Control Change becoming effective may offer any Participant the opportunity to obtain a new or replacement option or Award over any securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares under option and the Exercise Price or Award (and otherwise substantially upon the terms of the Option being replaced, or upon terms no less favourable to the Participant) including, without limitation, the periods during which the Option may be exercised or the Award paid and expiry dates; and in such event, the Participant shall, if he accepts such offer, be deemed to have released his Option over the Common Shares or Award and such Option or Award shall be deemed to have lapsed and be cancelled; and

(f)

the Compensation Committee may commute for or into any other security or any other property or cash, any Option that is still capable of being exercised or other Award, upon giving to the Participant to whom such Option has been granted at least 30 days written notice of its intention to commute such Option, and during such period of notice, the Option, to the extent it has not been exercised, may be exercised by the Participant without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the Option shall lapse and be cancelled.

Subsections (a) through (f) of this Section 22.2 may be utilized independently of, successively with, or in combination with each other and Section 22.1, and nothing therein contained shall be construed as limiting or affecting the ability of the Compensation Committee to deal with Awards in any other manner. All determinations by the Compensation Committee under this Article 22 will be final, binding and conclusive for all purposes.

22.3                  Control Change – Exercise to Participate in Transaction. On the occurrence of a Control Change, notwithstanding section 22.2, a Participant may exercise the Option, notwithstanding the time or times specified in such Option Agreement for the exercise of the Option granted thereunder, as to any of the Common Shares in respect of which the Option has not been exercised, and

(a)	If a “take-over bid” (within the meaning of applicable securities legislation) made by any person for the voting securities of the Company would, if successful, result in a Control Change, then:

	(i)	the Company will promptly notify the Participant of the take-over bid and the rights of the Participant under this section;

(ii)

the Participant may exercise the Option, notwithstanding section 4.4(a), as to any of the Common Shares in respect of which the Option has not been exercised, during the period ending on the earlier of the expiration of the take-over bid and the Expiry Date; and

	(iii)	exercise of the Option shall only be for the purpose of depositing the Optioned Shares pursuant to the take-over bid; and

(b)

in any other case, only for the purpose of participating in such transaction provided that the Compensation Committee may take such steps and require such documentation from the Participant which in its opinion are necessary to ensure that such Common Shares that are issued upon the exercise of the Option are purchased only for the purpose of participating in such transaction.

provided that if such Control Change does not occur then the Participant shall promptly return the Common Shares (or the portion that are not taken up and paid for) to the Company for cancellation, the Option respecting such Common Shares shall be deemed not to have been exercised, the Common Shares shall be deemed not to have been issued and the Company shall refund to the Participant the aggregate Exercise Price for the Common Shares (unless the Participant elected cashless exercise).

22.4                  Going Private Transaction. In the event of a Going Private Transaction, the Company may terminate the Awards at the time of and subject to the completion of such Going Private Transaction by giving at least 10 days prior written notice of such termination to the Participant and paying to the Participant at the time of completion of such Going Private Transaction an amount equal to the fair value of such Award as determined by a recognized investment dealer in Canada as selected by the Compensation Committee for such purpose (for such purpose the Participant will be deemed to be entitled to exercise their rights as to the purchase of all of the Common Shares then covered by such Award notwithstanding any restrictions which may be specified in the Option Agreement for the exercise of the Award) and, absent manifest error, the determination of such investment dealer will be conclusive and binding on the Participant and the Company.

22.5                  Cancellation. The Compensation Committee may, in its sole discretion, cancel any or all outstanding Awards and pay to the holders of any such Awards that are otherwise vested, in cash, the value of such Awards based upon the price per share of capital stock received or to be received by other shareholders of the Company in such event, provided that if and to the extent required by U.S. Internal Revenue Code Section 409A and applicable guidance thereunder this sentence shall not apply to any award that is subject to U.S. internal Revenue Code Section 409A if the cancellation would result in a violation of Section 409A.

22.6                  No Limitation. The grant of any Awards under this Plan will in no way affect the Company’s right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, amalgamate, reorganize, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets or engage in any like transaction.

22.7                  No Fractional Shares. No adjustment or substitution provided for in this Article 22 will require the Company to issue a fractional share in respect of any or other Awards and the total substitution or adjustment with respect to each Award will be limited accordingly.

23.0                  MITIGATION OF EXCISE TAX

23.1                  Parachute Payments. If any payment or right accruing to a Participant under this Plan (without the application of this Article 23), either alone or together with other payments or rights accruing to the Participant from the Company or an Affiliate (“Total Payments”), would constitute a “parachute payment” (as defined in Section 280G of the Code and regulations thereunder) such payment or right shall be reduced, either under this Plan or under any other agreement providing for such other payments or rights, to the largest amount or greatest right that will result in no portion of the amount payable or right accruing under the Plan being subject to an excise tax under Section 4999 of the Code or being disallowed as a deduction under Section 280G of the Code. The determination of whether any reduction in the rights or payments under this Plan is to apply shall be made by the Company. The Participant shall cooperate in good faith with the Company in making such determination and providing any necessary information for this purpose.

24.0                  GENERAL

24.1                  No Rights as Shareholder. Nothing herein or otherwise shall be construed so as to confer on any Participant any rights as a shareholder of the Company with respect to any Common Shares reserved for the purpose of any Award.

24.2                  No Effect on Employment. Nothing in this Plan or any Award Agreement will confer upon any Participant any right to continue in the employ of or under contract with the Company or its Affiliates or affect in any way the right of the Company or any such Affiliate to terminate his or her employment at any time or terminate his or her consulting contract, nor will anything in this Plan or any Award Agreement be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any such Affiliate to extend the employment of any Participant beyond the time that he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Company or its Affiliates or any present or future retirement policy of the Company or its Affiliates, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Company or its Affiliates. Neither any period of notice nor any payment in lieu thereof upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

24.3                  No Fettering of Directors’ Discretion. Nothing contained in this Plan will restrict or limit or be deemed to restrict or limit the right or power of the Board of Directors in connection with any allotment and issuance of Common Shares which are not allotted and issued under this Plan including, without limitation, with respect to other compensation arrangements.

24.4                  Applicable Law. The Plan and any Award Agreement granted hereunder will be governed, construed and administered in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

24.5                  Interpretation. References herein to any gender include all genders and to the plural includes the singular and vice versa. The division of this Plan into Sections and Articles and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan.

SCHEDULE A - FORM OF OPTION AGREEMENT

POLYMET MINING CORP.
POLYMET 2007 OMNIBUS SHARE COMPENSATION PLAN
OPTION AGREEMENT

This Option Agreement is entered into between PolyMet Mining Corp. (the “Company”) and the Participant named below pursuant to the PolyMet 2007 Omnibus Share Compensation Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

1.	on • , 200• (the “Grant Date”);

2.	• (the “Participant”);

3.	was granted an option (the “Option”) to purchase • Common Shares (the “Optioned Shares”) of the Company, exercisable from time to time as to:

•; and

•; [NOTE: or other exercise criteria, as appropriate.]

4.	at a price (the “Exercise Price”) of $• per Common Share; and

5.	for a term expiring at 5:00 p.m., Vancouver time, on • , 201• (the “Expiry Date”);

on the terms and subject to the conditions set out in the Plan.

By signing this agreement, the Participant acknowledges that he or she has read and understands the terms of the Plan and accepts the Option in accordance with the terms of the Plan.

IN WITNESS WHEREOF the Company and the Participant have executed this Option Agreement as of • , 200•.

PolyMet Mining Corp.

By: __________________________________

By: __________________________________

By the Participant

_____________________________________
Name of Participant

______________________________________
Signature of Participant

SCHEDULE B - FORM OF NOTICE OF EXERCISE

POLYMET MINING CORP.
POLYMET 2007 OMNIBUS SHARE COMPENSATION PLAN
NOTICE OF EXERCISE

TO:        PolyMet Mining Corp.

Attention: The Corporate Secretary

Reference is made to the Option Agreement made as of • , 200• , between PolyMet Mining Corp. (the “Company”) and the Participant named below. The Participant hereby exercises the Option to purchase Common Shares of the Company as follows:

Number of Optioned Shares for which Option being exercised:

Exercise Price per Common Share:	$

Total Exercise Price:	$

Check here for exercise of the Option if a cheque (which need not be a certified cheque) or bank draft is tendered with this Notice of Exercise:

Address of Participant as it is to appear on the register of Common Shares of the
Company and to which a certificate representing the Common Shares being purchased is to be delivered

Dated •, 200•.

Name of Participant

Signature of Participant

A Participant may elect a “cashless” exercise in accordance with the term of the Option Agreement. If the Participant elects a “cashless” exercise, the Participant must make advance arrangements with the Company by contacting the Corporate Secretary of the Company and carrying out the terms of those arrangements.